BUILT TO MOVE
READY TO BUILD



NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

2025
ANNUAL
REPORT

TABLE OF
CONTENTS

FIVE-YEAR
TRENDS

	2025	2024	2023	2022	2021
Combined revenue ($m)	1,496.6	1,415.3	1,281.1	1,054.3	812.2
Adjusted EBITDA ($m)	356.5	410.1	297.0	245.3	207.3
Adjusted EBIT ($m)	115.3	206.9	145.2	113.8	92.7
Adjusted EBITDA margin	23.8%	29.0%	23.2%	23.3%	25.5%
Adjusted EBIT margin	7.7%	14.6%	11.3%	10.8%	11.4%
Return on invested capital	6.7%	13.3%	12.5%	13.0%	10.8%
Total assets ($m)	1,819.8	1,694.5	1,546.5	979.5	869.3
Invested capital ($m)	1,335.1	1,245.2	1,080.0	661.7	647.5
Net debt ($m)	878.5	856.2	723.4	355.8	369.0
Outstanding common shares, excluding treasury shares (m)	28.0	26.7	26.7	26.4	28.5
Adjusted EPS ($)	1.06	3.78	2.83	2.41	2.06
Cash dividend declared per share ($)	0.48	0.42	0.40	0.32	0.16

LETTER TO
SHAREHOLDERS

To my fellow shareholders,

As is customary to accompany our annual report and having assumed the role in January 2026, this is my first time writing a letter to you as the chief executive here at North American. Given the transition in leadership, I believe this letter serves an important purpose: to provide a clear update on how the business is being operated under my direction, where we are building momentum, and how we are positioning NACG to deliver sustained, long-term shareholder value. As an operationally focused executive, my instinct is to press forward with action plans, looking for solutions, and I'm excited for the upcoming year given the opportunities we have in front of us.

Since late 2023, I have spent the majority of my time in Australia, working closely with our teams as we scale our operations. We are seeing processes mature, assets commissioned on schedule, and contracts executed to plan. MacKellar continues to earn extensions and expansions from customers, reflecting strong operational performance and reinforcing our long-term growth outlook. With the acquisition of Iron Mine Contracting, we are looking forward to continued growth in Western Australia and being classified as Tier 1 mining contractor on national scale in Australia. As MacKellar has delivered exceptional organic growth since 2020, we intend to build on that momentum with a larger and more diversified platform, particularly in rare earth & critical mineral projects in Western Australia, where the continent has increasingly emerged as a strategic hub for the West's critical mineral supply chains.

Moving to our infrastructure business in North America, we continue to experience tailwinds as nation building projects in Canada and the U.S. are moving from announcement to shovels in the ground. The Fargo-Moorhead flood diversion project has strengthened our credibility for large civil earthworks programs. Late-stage revisions on Fargo severely impacted our 2025 financials while the earthworks scopes that we are responsible for have progressed as planned and we are very proud of our team's performance. The project enhances our track record and positions us for similar near-term opportunities. Our focus is securing work where we have a clear competitive advantage, particularly in mine site civil scopes and subcontracted earthworks roles on large infrastructure programs. We are tracking various infrastructure initiatives and are well placed moving forward:

- Major Projects in Canada: NACG and Nuna Group of Companies (Nuna) are teamed and in position to advance on northern nation-building projects in Canada. Across three defined projects, the partnership is progressing from early market engagement to formal qualification, with multiple tenders anticipated in 2026;



- Mass Civil Earthwork Scopes in the United States: NACG is actively pursuing opportunities as a subcontractor with shortlisted consortia on major U.S. opportunities focused on mass civil earthworks. Upcoming pricing and award milestones are expected to open a capital-light growth channel in the U.S. civil earthworks market;

- Defense Construction Canada Portfolio: Nuna, as an Inuit-owned partnership with Arctic defense construction experience, is advantageously positioned to perform scopes of work under the Northern Basing Initiative. Multi-year scopes in northern Canada will be awarded as defense spending is sequenced and released; and

- Critical Minerals Infrastructure: NACG and Nuna are in advanced strategic positions to secure critical mineral site access projects across Canada. These high-profile projects are now moving forward into the active bid phase, where NACG is strongly positioned for successful contract awards.

And lastly, I'll end my remarks on Canadian mining, where I have spent the majority of my 44-year career here at NACG. We are assessing the fleet in the oil sands region to assure operational readiness for the continued strong demand. Our commitment to maintaining a ready fleet in the oil sands will position us to capture a stronger winter 2026/2027 demand and the associated earnings opportunities. We're getting back to the basics of our success in the region: safety-first mentality, operational excellence and world-class maintenance. When these are executed consistently, we earn our customers' trust and long-term work. That is how this business has created value for decades.

2026 will be a banner year for us here at NACG. Having spent over four decades with this organization, I have seen our cycles and our inflection points, and the momentum building today is clear. The operational groundwork laid over the past several years is translating into visible traction, with the second half of 2026 expected to reflect higher activity levels across the platform. Our focus remains straightforward: disciplined capital allocation, reliable and safe execution and sustainable growth that compounds long-term shareholder value.

Thank you for your continued support of our company.

Sincerely,

Barry Palmer, President & CEO
North American Construction Group

SAFETY

SUSTAINABILITY

EXECUTION

SAFETY

As a mining and heavy civil contractor, the strength of our business is built on the strength of our safety performance. Safe operations are sustainable operations. We operate with a clear commitment to protecting our people, our communities, and the environment, and we actively work to identify, understand, and manage the hazards and environmental impacts inherent in our daily activities.

In 2025, we delivered a Total Recordable Injury Rate (TRIR) of 0.39, outperforming our target of 0.50. This achievement reflects the discipline of our teams and the ongoing evolution of our safety management systems. We remain focused on refining our processes, strengthening field execution, and embedding best practices that proactively reduce risk.

We continue to operate on the fundamental belief that all workplace incidents are preventable. As a long-standing core objective at NACG, TRIR remains a primary benchmark of our safety performance and an important measure of alignment with client and industry standards. Maintaining a strong TRIR performance is not only a metric of success—it is a reflection of operational excellence.

Beyond measuring actual incidents, we place equal emphasis on understanding and managing the potential for serious harm. Significant Incident Frequency Potential (SIFp) is a critical leading indicator that reinforces our proactive risk management approach. By identifying events with high-risk potential—even when no injury occurs—we strengthen our ability to anticipate hazards, improve controls, and prevent escalation. This forward-looking focus ensures we are addressing risk before it manifests in serious outcomes.

Looking to 2026, we will continue advancing our integration of Human and Organizational Performance (HOP) principles into our safety framework. Recognizing that human error is inevitable, we design systems that are resilient, supportive, and capable of absorbing mistakes without catastrophic consequence. We foster an environment of open communication, encourage reporting and dialogue at all levels, and learn from both successes and setbacks. Through this continuous learning culture, we reinforce our commitment to ensuring everyone gets home safely while sustaining the operational excellence our stakeholders expect.

SAFETY PRINCIPLES

- ▶ Promote safe behavior is the foundation of our culture and daily operations.
- ▶ Demonstrate visible and engaged leadership from both executive and line management.
- ▶ Encourage proactive participation from every employee in safety and environmental programs and processes.
- ▶ Protect the physical, psychological, and social well-being of our workforce.
- ▶ Minimize the environmental impact of our activities at every worksite.
- ▶ Recognize achievements while continuously striving for higher standards of performance.
- ▶ Ensure full compliance with all applicable legislation and regulatory requirements.
- ▶ Embed health, safety, and environmental protection as integral drivers of operational success.
- ▶ Strengthen our health, safety, and environmental systems through accountability, continuous improvement, and a commitment to excellence.
- ▶ Uphold our commitment to people, relationships, and safety to attract and retain top industry talent.

SUSTAINABILITY

From their beginnings, both NACG and MacKellar have built strong, disciplined cultures grounded in safety and cost-effective execution. We view this culture not simply as an operational strength, but as a defining contributor to our sustained performance.

We recognize that long-term success depends on more than financial results alone. It requires a clear and ongoing commitment to sustainability — balancing environmental stewardship, social responsibility, and economic performance. To that end, we continuously strengthen our systems and processes to align with our sustainability principles while meeting the evolving expectations of our customers, partners, employees, and stakeholders.

Just as safety and cost discipline are shared accountabilities across every level of our organization, sustainability is equally collective in nature — embedded in how we plan, operate, and make decisions every day.

AREAS OF FOCUS

1 Leadership Diversity & Governance Strength

Building a resilient and high-performing organization requires diversity of thought, experience, and background. In 2026, we will continue to look at opportunities to build on gender diversity at our leadership levels as part of our broader governance and succession strategy. Strengthening diversity at the top enhances decision quality, risk management, and long-term shareholder value.

2 Emissions & Operational Efficiency

Our Scope 1 emissions primarily result from diesel combustion within our off-road heavy equipment fleet. We are committed to reducing these emissions through improved fleet utilization, reduced idle time, disciplined operational practices, and the evaluation of emerging technologies that support lower-carbon operations.

3 Safety Performance – TRIR ≤ 0.50

We maintain our longstanding commitment that all workplace incidents are preventable. For 2026, we will continue targeting a Total Recordable Injury Rate (TRIR) of 0.50 or less, supported by:

- Strengthened field-level leadership accountability
- Continued integration of Human & Organizational Performance (HOP) principles
- Proactive monitoring of high-potential events (SIFp focus)
- Ongoing system refinement and cultural reinforcement

TRIR remains an industry-recognized benchmark and a critical performance indicator for clients, regulators, and stakeholders. Sustained safety excellence is fundamental to protecting our people, maintaining client confidence, and ensuring long-term operational stability.

EXECUTION

Operational excellence is fundamental to delivering targeted margins and sustainable shareholder returns. We will continue to advance our industry-leading fleet maintenance strategy to optimize mechanical availability and asset utilization, supported by disciplined reliability programs, robust management systems, and deep technical expertise. At the same time, we will leverage technology, data, and innovation to enhance operating efficiency, strengthen our cost structure, and extend component life across our fleet.

OPERATIONAL PRIORITIES FOR 2026

1 As always, maintain safety-first mentality across all global operations – ensuring EVERYONE GETS HOME SAFE.

2 Further optimize maintenance workforce mix in Australia, following the improvements implemented in the second half of 2025.

3 Following major growth in Queensland over the past two years, review and reduce discretionary operating costs while fully maintaining customer requirements.

4 Close Iron Mine Contracting transaction and commission expanding fleet in Western Australia to achieve near-term growth targets in the region.

5 Deliver a successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities.

6 Enhance mechanical availability and reliability of the heavy equipment fleet in the oil sands.

GROWTH DRIVERS FOR 2026 AND BEYOND

SCALING INTO TIER 1 CONTRACTOR PLATFORM IN AUSTRALIA

OPERATIONS:

Across 23 sites, operations benefit from favorable and consistent operating conditions that support year-round equipment utilization. The platform provides diversified exposure to key commodities and sustained mining infrastructure demand.

COMMODITIES:

- ▶ Coal (metallurgical & thermal)
- ▶ Infrastructure
- ▶ Gold
- ▶ Iron Ore
- ▶ Lithium
- ▶ Copper

GROWTH DRIVERS:

- ▶ Expanding into nation-wide Tier 1 status based on synergies and opportunities from IMC acquisition
- ▶ The West's strategic minerals hub
- ▶ High-growth opportunities in Western Australia and Queensland, supported by pro-mining policies, a mining driven economy and strategic proximity within APAC



50%
Revenue CAGR
2020-2025

499
Heavy Equipment
Assets

$3.4B
Contractual Backlog as of
December 31, 2025

SECURING INFRASTRUCTURE AWARDS ACROSS NORTH AMERICA

OPERATIONS:

Fargo-Moorhead flood diversion earthwork scopes – $600M in total project volume for NOA – have been completed on time and on budget, reinforcing execution capabilities.

PROJECT PIPELINE:

- ▶ **Northern nation-building projects in Canada in partnership with NUNA – multiple tenders anticipated in early 2026**
- ▶ **Mass civil earthwork scopes in the U.S. as a subcontractor**
- ▶ **Defence Construction Canada Portfolio in partnership with NUNA under the Northern Basing Initiative**
- ▶ **Critical minerals infrastructure opportunities in partnership with NUNA to perform work under the Northern Basing Initiative**

GROWTH DRIVERS:

- ▶ **Urgent build-out of nation-critical infrastructure in Canada to accelerate energy, trade and defence independence**
- ▶ **Major long-cycle investment program to modernize bridges, rail, transit, water systems and energy infrastructure across the U.S.**



20%
of Global Operations (Infrastructure – Global)

$6B
Bid Pipeline for Infrastructure North America

$196M
Contractual Backlog for Infrastructure – North America as of December 31, 2025

EXPANDING MINING SERVICES IN CANADA AND THE U.S

OPERATIONS:

Mining services span from north of the arctic circle to the heart of Texas, with over 70 years of operations in the Canadian oil sands. One of North America's largest fleet of haul trucks, shovels and mining equipment includes the biggest trucks, excavators and hydraulic shovels anywhere.

COMMODITIES:

- ▶ Oil sands
- ▶ Coal (metallurgical & thermal)
- ▶ Gold
- ▶ Copper

GROWTH DRIVERS:

- ▶ Growing demand for North American critical minerals
- ▶ Reduction of regulatory barriers across the U.S. and Canada
- ▶ Growing tailwinds for pipeline constructions
- ▶ Proven contractor status with over 70 years of safety records



+10%
Revenue CAGR
2020-2025

758
Heavy Equipment
Assets

$259M
Contractual Backlog as of
December 31, 2025

BOARD OF
Directors



Martin Ferron
Chair of the Board
Director Since: June 7, 2012



Barry Palmer
Director Since: January 1, 2026



Bryan Pinney
Lead Director and Chair
of Audit Committee
Director Since: May 13, 2015



John Pollesel
Chair of Operations Committee
Director Since: November 23, 2017



Maryse Saint-Laurent
Chair of Governance &
Sustainability Committee
Director Since: August 8, 2019



Thomas Stan
Chair of Human Resources &
Compensation Committee
Director Since: July 14, 2016



Kristina Williams
Director Since: August 8, 2019

SENIOR Management



Barry Palmer
President & Chief
Executive Officer



Jason Veenstra
Chief Financial Officer



Andre Desbiens
Managing Director,
MacKellar Group



Jordan Slator
Chief Legal Officer



David Kallay
Chief People Officer



Craig Nauta
Vice President of Operations



Laura Schumacher
Vice President of Finance



Melanie Leitch
Vice President,
Infrastructure and Growth



Stuart Arndell
Vice President,
Asset Management

Management's Discussion and Analysis

March 11, 2026

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF") and our report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act) are available on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", and "total combined revenue". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)		Year ended December 31,		
		2025	2024	Change
Revenue	$	**1,284,291**	$ 1,165,787	$ 118,504
Total combined revenue[i]		**1,496,582**	1,415,329	81,253
Gross profit[ii]		**162,284**	209,982	(47,698)
Gross profit margin[i][ii]		**12.6%**	18.0%	(5.4)%
Combined gross profit[i][ii][iv]		**163,511**	234,085	(70,574)
Combined gross profit margin[i][ii][iii][iv]		**10.9%**	16.5%	(5.6)%
Operating income		**109,181**	153,264	(44,083)
Adjusted EBITDA[i]		**356,549**	410,115	(53,566)
Adjusted EBITDA margin[i][v]		**23.8%**	29.0%	(5.2)%
Net income[ii]		**33,834**	44,009	(10,175)
Adjusted net earnings[i][ii]		**30,406**	101,319	(70,913)
Cash provided by operating activities[ii]		**264,089**	241,219	22,870
Cash provided by operating activities prior to change in working capital[i][ii]		**268,776**	300,606	(31,830)
Free cash flow[i]		**61,164**	17,963	43,201
Purchase of PPE[ii]		**281,095**	303,756	(22,661)
Sustaining capital additions[i][ii]		**213,216**	223,911	(10,695)
Growth capital additions[i]		**111,741**	84,633	27,108
Basic net income per share	$	**1.18**	$ 1.64	$ (0.46)
Adjusted EPS[i]	$	**1.06**	$ 3.78	$ (2.72)

[i]See "Non-GAAP Financial Measures".
[ii]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[iii]Combined gross profit margin is calculated using combined gross profit over total combined revenue.
[iv]Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
[v]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

For the year ended December 31, 2025, we delivered solid top-line growth, with revenue increasing to $1,284.3 million and total combined revenue reaching $1,496.6 million, up 6% from the prior year. This growth was primarily driven by continued expansion in our core operating segments, particularly in Australia, and supported by steady demand in Canada. For the year ended December 31, 2025, adjusted EBITDA was $356.5 million, down from $410.1 million in 2024, with the margin declining to 23.8% from 29.0%. This decrease reflects lower gross profit and reduced equity earnings from joint ventures, despite higher total combined revenue. Adjusted EPS also declined to $1.06 from $3.78 in the prior year, primarily due to lower adjusted net earnings and increased non-recurring charges. Despite these challenges, free cash flow improved significantly to $61.2 million, up from $18.0 million in 2024, supported by strong cash generation from operating activities and disciplined capital spending.

Heavy Equipment – Australia commentary

Revenue for the Heavy Equipment – Australia segment, primarily driven by the MacKellar Group, increased by $99.3 million (17%) year-over-year. The increase reflects continued expansion of large-capacity heavy equipment fleet and incremental contract activity during the year. The fleet growth and contract wins over the last year drove increased production volumes, particularly as weather conditions improved following the excessive rainfall experienced in the first quarter. Although heavy rainfall in February and March, and into April, reduced utilization and constrained operating efficiency early in the year, improved conditions and steady demand in subsequent quarters supported stronger production levels. Overall, the segment delivered higher annual revenue despite the operational disruptions experienced in the first half of the year.

Gross profit was $115.1 million, or 16.7% of revenue, versus $132.2 million (22.4% of revenue) in the prior year. The year-over-year decrease in margin performance was primarily driven by abnormal operating conditions experienced in the first half of 2025. Excessive rainfall in February and March significantly impacted productivity at the Carmichael mine, resulting in lower equipment utilization and higher costs associated with weather recovery activities such as dewatering, site cleanup, and maintenance inefficiencies. These rain-related disruptions continued into April, further constraining operational efficiency early in the year. In addition, the segment experienced temporary margin pressure from a short-term overreliance on subcontractor support as sites ramped up activity levels, increasing external labour costs relative to normal operating conditions. While revenue increased year-over-year due to fleet expansion and incremental contract activity, the change in contract and mine site mix combined with the weather-driven cost impacts more than offset the benefit of higher volumes. As operating conditions improved in the latter part of the year, performance in the segment stabilized.

Heavy Equipment – Canada commentary

Heavy Equipment – Canada revenue increased by $23.8 million (or 4%) from the prior year. Demand for large-capacity heavy equipment in the oil sands region remained generally strong throughout the year, with the Millennium mine continuing to be a primary driver of utilization and top-line performance. However, the segment experienced notable operational headwinds during 2025, including an extreme cold snap in the first quarter, a temporary customer-requested shutdown in the second quarter, and reduced scope and demobilization activity at Syncrude in the third quarter. Despite these disruptions, full-year revenue increased relative to 2024, reflecting sustained customer demand and fleet activity across the operating sites.

Gross profit was $38.6 million, or 6.7% of revenue, compared to $67.4 million, or 12.1% of revenue, in the comparative prior year period. The year-over-year decrease in margin performance was primarily driven by abnormal operational disruptions and cost pressures experienced throughout 2025. The segment was impacted in the first quarter by an extreme cold snap across the oil sands region, which resulted in elevated idle time, reduced operating efficiency, and higher costs required to sustain operations in prolonged frigid temperatures. In addition, extraordinary component failures related to a discontinued third-party supply agreement further increased costs and negatively affected margins. The segment also faced disruption in the second quarter due to an unexpected customer-requested temporary shutdown of activity, which constrained productivity and contributed to inefficiencies. Later in the year, reduced scopes at the Syncrude mines and associated demobilization activities further pressured gross profit, while we continued investing in fleet repairs and maintenance. Although demand for large-capacity heavy equipment remained generally strong, these operational challenges and higher cost conditions more than offset the benefit of revenue growth.

Consolidated commentary

Total combined revenue for the year was $1,496.6 million, representing a $81.3 million (6%) increase over the prior year $1,415.3 million. Of this total, $118.5 million relates to growth in reported revenue from our main operating segments discussed above. Our proportionate share of revenue from equity-consolidated joint ventures totaled $212.3 million, a decrease of $37.3 million compared to $249.5 million in 2024. This decline was primarily driven by reduced activity at the Nuna Group of Companies ("Nuna"), together with the impact of a settlement by Nuna that resulted in a revenue reversal. While Nuna's volumes were lower, progress on the Fargo project provided some offset, with the project advancing from 30% to 84% completion during the year, despite two downward margin revisions reflecting updated cost estimates.

Combined gross profit was $163.5 million, or 10.9% of revenue, representing a decrease of $70.6 million, or 9.1% of revenue, compared to the prior year. The reduction was largely due to lower margins from the operating segments, and lower margin contribution from the Fargo project. Another downward revision to the Fargo project forecast was recorded in Q4, resulting in a $12.9 million cumulative catch-up reduction at our consolidated level. While the earthworks segment of the project remained on schedule, the adjustment is based on a late-stage forecast update from the joint venture team. This update specifically addresses increased costs in the structure, railroads, and aqueduct components, and incorporates refined cost estimates as the project nears its final stages. Earlier in the year, in Q2, a $7.7 million cumulative catch-up reduction in equity earnings was recognized, primarily as a true-up to revenue following a revision in the overall Fargo project forecast subsequent to the settlement of contractual negotiations. The combination of the Q2 and Q4 margin adjustments, amounting to a total of $20.6 million, led to a significant reduction in the project's overall profitability for the year, as these adjustments reflected increased costs and lower margins across key project components. Additionally, Nuna's gross profit was impacted by a one-time write-down related to a negotiated settlement with a customer facing insolvency, which compounded the negative impact of reduced volumes.

General and administrative ("G&A") expenses, excluding stock-based compensation, were $50.8 million, representing 4.0% of revenue, consistent with the prior year percentage of 3.9%, when expenses were $45.9 million. The increase in absolute G&A expense is primarily attributable to ongoing investments in the integration and expansion of our Australian operations during the early part of 2025, increased business development efforts, acquisition-related expenses for IMC in Q4, and other organizational realignment costs. Although revenue grew year-over-year, the rise in G&A spending reflects our commitment to supporting its growth trajectory and the operational requirements.

Adjusted EBITDA and margin of $356.5 million and 23.8% compared to $410.1 million and 29.0% in the prior year. The 5.2% decrease in margin can be explained by the impacts to gross profit and equity earnings on our joint ventures.

Depreciation expense increased to $217.2 million, up from $185.0 million in the prior year, with the equivalent rates being 16.9% and 15.9% of revenue. The higher depreciation rates were influenced by increased fleet size in Australia and higher idle time in Canada during periods of cold weather in Q1 and Q4 of 2025.

Adjusted earnings were $30.4 million, compared to $101.3 million in the prior year, generating $1.06 of adjusted earnings per share ("adjusted EPS"), compared to $3.78 in 2024. The decline reflects lower adjusted EBITDA, higher depreciation expense, and the operational challenges described above, as well as the impact of lower equity earnings. Average outstanding shares during the year were 28.7 million compared to 26.8 million in 2024, an increase of 1.9 million shares as the issuance of 3.0 million shares in February 2025 from convertible debentures were offset by share purchase program activity over the past twelve months.

Free cash flow for the year ended December 31, 2025, totaled $61.2 million, compared to $18.0 million in the prior year. This figure was primarily driven by adjusted EBITDA of $356.5 million, offset by sustaining capital expenditures of $213.2 million, cash interest payments of $56.1 million, and current income taxes of $8.0 million.

SIGNIFICANT BUSINESS EVENTS

Purchase and Sale of Heavy Equipment Fleet

On December 1, 2025, we signed an agreement with a private heavy equipment rental provider to divest 26 Caterpillar 797 (400-ton) haul trucks located in the oil sands region and to acquire 7 Hitachi 830 (240-ton) haul trucks located in Australia. The transaction intends to accelerate fleet deployment and utilization in support of contracted long-term growth in Australia in 2026, while reducing leverage and optimizing capital allocation.

The agreement reduced outstanding equipment-related debt of Canadian assets and materially shortened the deployment lead time of the Hitachi 830 haul trucks to Australian-based customers. The acquired units are expected to be mobilized and deployed on long-term contracts in 2026, supporting expansion within the Heavy Equipment – Australia segment.

Of the 26 units, NACG directly divested 15 units and the Mikisew North American Limited Partnership ("MNALP") divested 11 units. For NACG's portion of the transaction, consideration included $1.8 million in cash, the buyer's assumption of finance obligations associated with the assets, and the acquisition of 7 haul trucks valued at $34.0 million for identified growth opportunities in Australia. For MNALP's portion, consideration included cash proceeds of $17.0 million and the buyer's assumption of the equipment financing, comprised of both finance leases and finance obligations.

The purchase and sale agreement was reflected in our financial statements for the year ending December 31, 2025. Equipment financing transfers were completed after the reporting period. As of year-end, our Consolidated Balance Sheets included $16.6 million in contract assets from the sale, $17.3 million in the current portion of long-term debt due to financing assignments, and a $0.4 million net liability associated with our equity investment in affiliates and joint ventures. These amounts were removed after the financing obligations were reassigned on January 29, 2026.

Acquisition of Iron Mine Contracting

On December 18, 2025, we entered into a Share Purchase Agreement (the "IMC Purchase Agreement") to acquire 100% of the voting shares and business of DCL Corp Pty Ltd and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting ("IMC"), a privately owned Western Australia diversified mining services contractor.

Pursuant to the IMC Purchase Agreement, IMC shareholders will receive upfront cash consideration determined based on a formula leveraging IMC's equity book value, subject to certain post-closing adjustments, as well as deferred consideration in the form of a seller takeback financing payable, and contingent consideration.

The acquisition is valued at approximately $125 million in Canadian dollars. The estimated upfront payment of approximately $40 million will be funded by our existing revolving credit facility. In addition, we plan to assume secured equipment financing of $45 million. The remaining $40 million of the consideration will be settled through structured earn-out and deferred payment mechanisms payable to the vendors over the next four years.

The acquisition will strategically expand our footprint in Western Australia, a mining jurisdiction characterized by strong and diversified commodity exposure, including base metals, precious metals, and critical and rare earth minerals.Together with our existing Australian operations, we believe the transaction will establish us as a national Tier 1 contractor in Australia, that it will broaden the regional client base, enhance the local operating platform, and position the business to participate in long-term, capital-intensive mining development programs across the country. IMC boasts a strong order book, currently exceeding $833 million and including a recently awarded lithium mining contract with a three-year term. This backlog is supported by a strong pipeline of large mining and civil projects.

The transaction is subject to customary closing conditions, including approval by the Australian Competition and Consumer Commission under section 51ABX of the Competition and Consumer Act 2010. The transaction is expected to close early in the second quarter of 2026. The estimate of the financial effect, including the fair value of consideration transferred and the allocation to the acquired assets and assumed liabilities, is pending on the closing date and a formal valuation process. The preliminary purchase price allocation will be determined following the closing date.

Change in Leadership

Effective January 21, 2026, Joe Lambert resigned from his position as President and Chief Executive Officer of NACG to pursue other opportunities. Our Chief Operating Officer, Barry Palmer, has assumed the role of President and Chief Executive Officer. We have begun the process of assessing both external and internal candidates to assume the role on a permanent basis.

Concurrent with this leadership transition, we initiated a strategic review of our heavy equipment fleet in the Canadian oil sands region. The review is intended to assess optimal fleet sizing in light of high sustained customer demand, capital efficiency objectives, and long-term contract visibility. The objective is to ensure we maintain an appropriately scaled, cost-efficient operational fleet capable of delivering timely and effective solutions to our longstanding oil sands customers while maximizing our fleet utilization.

FINANCIAL HIGHLIGHTS

Five-year financial performance

(dollars in thousands except ratios and per share amounts)	2025	2024	Year ended December 31, 2023	2022	2021
Operating Data					
Revenue	$ 1,284,291	$ 1,165,787	$ 964,680	$ 769,539	$ 654,143
Gross profit[i]	162,284	209,982	154,833	101,548	90,417
Gross profit margin[i][ii]	12.6%	18.0%	16.1%	13.2%	13.8%
Operating income	109,181	153,264	96,330	71,157	55,128
Adjusted EBIT[ii]	115,299	206,874	145,238	113,845	92,661
Adjusted EBITDA[ii]	356,549	410,115	296,963	245,352	207,333
Adjusted EBITDA margin[ii][iii]	23.8%	29.0%	23.2%	23.3%	25.5%
Comprehensive income	44,323	43,314	62,428	67,676	51,410
Adjusted net earnings[i][ii]	30,406	101,319	75,228	65,912	58,243
Per share information					
Basic net income per share	$ 1.18	$ 1.64	$ 2.38	$ 2.46	$ 1.81
Diluted net income per share	$ 1.14	$ 1.51	$ 2.09	$ 2.15	$ 1.64
Adjusted EPS[ii]	$ 1.06	$ 3.78	$ 2.83	$ 2.41	$ 2.06
Balance Sheet Data					
Total assets	$ 1,819,753	$ 1,694,500	$ 1,546,478	$ 979,513	$ 869,278
Current portion of long-term debt	160,557	84,194	81,306	42,089	44,728
Non-current portion of long-term debt (excluding senior unsecured notes, convertible debentures, and unamortized deferred financing fees and debt premium)	349,579	592,889	485,077	253,073	211,148
Senior-secured debt[ii]	510,136	677,083	566,383	295,162	255,876
Senior unsecured notes	350,000	—	—	—	—
Convertible debentures	55,000	129,106	129,750	129,750	129,750
Current portion of contingent obligations	34,597	39,290	22,501	—	—
Non-current portion of contingent obligations	28,856	88,576	93,356	—	—
Cash	(100,128)	(77,875)	(88,614)	(69,144)	(16,601)
Net debt[ii]	878,461	856,180	723,376	355,768	369,025
Total shareholders' equity	456,621	389,036	356,654	305,919	278,463
Invested capital[ii]	$ 1,335,082	$ 1,245,216	$ 1,080,030	$ 661,687	$ 647,488
Outstanding common shares, excluding treasury shares	27,950,237	26,704,122	26,737,095	26,420,821	28,458,115
Cash dividend declared per share	$ 0.48	$ 0.42	$ 0.40	$ 0.32	$ 0.16

[i]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".
[iii]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Results for the three months and year ended December 31, 2025

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands, except per share amounts)	**2025**	2024	**2025**	2024
Revenue	**$ 305,576**	$ 305,590	**$ 1,284,291**	$ 1,165,787
Cost of sales[i]	**214,221**	215,285	**904,775**	770,800
Depreciation[i]	**52,515**	50,090	**217,232**	185,005
Gross profit[i]	**$ 38,840**	$ 40,215	**$ 162,284**	$ 209,982
Gross profit margin[i][ii]	**12.7%**	13.2%	**12.6%**	18.0%
Total combined revenue[ii]	**344,013**	372,738	**1,496,582**	1,415,329
Combined gross profit[ii]	**29,284**	45,694	**163,511**	234,085
Combined gross profit margin[ii]	**8.5%**	12.3%	**10.9%**	16.5%
General and administrative expenses (excluding stock-based compensation)[ii]	**14,944**	13,245	**50,758**	45,854
Stock-based compensation expense (benefit)	**2,168**	5,625	**(432)**	8,706
Operating income[i]	**20,063**	20,768	**109,181**	153,264
Interest expense, net	**16,027**	14,401	**58,931**	59,340
Net income[i]	**125**	3,506	**33,834**	44,009
Comprehensive (loss) income[i]	**(458)**	1,058	**44,323**	43,314
Adjusted EBITDA[i][ii]	**77,643**	108,883	**356,549**	410,115
Adjusted EBITDA margin[i][ii][iii]	**22.6%**	29.2%	**23.8%**	29.0%
Free cash flow[ii]	**57,445**	50,481	**61,164**	17,963
Per share information				
Basic net income per share	**$ 0.00**	$ 0.13	**$ 1.18**	$ 1.64
Diluted net income per share	**$ 0.00**	$ 0.13	**$ 1.14**	$ 1.51
Adjusted EPS[ii]	**$ (0.14)**	$ 1.01	**$ 1.06**	$ 3.78

[i]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".
[iii]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of total reported revenue to total combined revenue

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2025**	2024	**2025**	2024
Revenue from wholly-owned entities per financial statements	**$ 305,576**	$ 305,590	**$ 1,284,291**	$ 1,165,787
Share of revenue from investments in affiliates and joint ventures	**101,914**	134,348	**494,600**	517,137
Elimination of joint venture subcontract revenue	**(63,477)**	(67,200)	**(282,309)**	(267,595)
Total combined revenue[i]	**$ 344,013**	$ 372,738	**$ 1,496,582**	$ 1,415,329

[i]See "Non-GAAP Financial Measures".

Reconciliation of reported gross profit to combined gross profit

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2025**	2024	**2025**	2024
Gross profit from wholly-owned entities per financial statements	**$ 38,840**	$ 40,215	**$ 162,284**	$ 209,982
Share of gross (loss) profit from investments in affiliates and joint ventures	**(9,556)**	5,479	**1,227**	24,103
Combined gross profit[i][ii][iii]	**$ 29,284**	$ 45,694	**$ 163,511**	$ 234,085
Combined gross profit margin[i][ii][iii]	**8.5%**	12.3%	**10.9%**	16.5%

[i]See "Non-GAAP Financial Measures".
[ii]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[iii] Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Net income[i]	$ 125	$ 3,506	$ 33,834	$ 44,009
Adjustments:				
Stock-based compensation expense (benefit)	**2,168**	5,625	**(432)**	8,706
Loss on disposal of property, plant and equipment	**1,166**	126	**822**	767
Unrealized foreign exchange (gain) loss	**(42)**	1,592	**647**	1,601
Change in FV of contingent obligations – estimate adjustments	**(20,111)**	9,464	**(41,684)**	36,049
Loss (gain) on derivative financial instruments	**8**	(4,797)	**9,354**	(3,952)
Equity investment loss (gain) on derivative financial instruments	**816**	(173)	**3,582**	2,633
Equity investment restructuring costs	**—**	—	**—**	4,517
Depreciation expense relating to early component failures	**—**	—	**4,274**	—
Acquisition costs	**475**	—	**475**	—
Canadian organizational realignment costs	**1,980**	—	**1,980**	—
Post-acquisition asset relocation and integration costs	**—**	10,111	**1,640**	10,111
Loss on customer bankruptcy	**869**	—	**869**	—
Equity investment loss on customer solvency settlement	**4,296**	—	**4,296**	—
Loss on extinguishment of customer claim	**—**	8,866	**—**	8,866
Write-down on assets held for sale	**—**	—	**—**	4,181
Tax effect of the above items	**3,985**	(7,278)	**10,749**	(16,169)
Adjusted net (loss) earnings[i][ii]	$ **(4,265)**	$ 27,042	$ **30,406**	$ 101,319
Adjustments:				
Tax effect of the above items	**(3,985)**	7,278	**(10,749)**	16,169
Income tax expense (benefit)	**6,396**	(849)	**22,640**	15,960
Equity Investment EBIT[i]	**(15,978)**	5,076	**(12,035)**	12,228
Equity loss (earnings) in affiliates and joint ventures	**14,713**	(5,754)	**11,331**	(15,299)
Change in FV of contingent obligations – interest accretion	**2,905**	4,797	**14,775**	17,157
Interest expense, net	**16,027**	14,401	**58,931**	59,340
Adjusted EBIT[i][ii]	$ **15,813**	$ 51,991	$ **115,299**	$ 206,874
Adjustments:				
Depreciation	**52,515**	50,090	**217,232**	185,005
Amortization of intangible assets	**521**	328	**1,955**	1,254
Depreciation expense relating to early component failures	**—**	—	**(4,274)**	—
Write-down on assets held for sale	**—**	—	**—**	(4,181)
Equity investment depreciation and amortization	**8,794**	6,474	**26,337**	21,163
Adjusted EBITDA[i][ii]	$ **77,643**	$ 108,883	$ **356,549**	$ 410,115
Adjusted EBITDA margin[i][ii][iii]	**22.6%**	29.2%	**23.8%**	29.0%

[i]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".
[iii]Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity (loss) earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$ **(14,713)**	$5,754	$ **(11,331)**	$15,299
Adjustments:				
Gain on disposal of property, plant and equipment	**(139)**	(237)	**(26)**	(595)
Income tax benefit	**(1,242)**	(901)	**(1,019)**	(1,599)
Interest expense (income), net	**116**	460	**341**	(877)
Equity investment EBIT[i]	$ **(15,978)**	$5,076	$ **(12,035)**	$12,228

[i]See "Non-GAAP Financial Measures".

Analysis of three months and year ended December 31, 2025, results

Revenue

A breakdown of revenue by reportable segment is as follows:

	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Heavy Equipment–Australia	$ **175,859**	$ 160,308	$ **690,231**	$ 590,901
Heavy Equipment–Canada	**127,948**	141,559	**579,117**	555,301
Other	**3,915**	25,178	**21,346**	47,199
Eliminations	**(2,146)**	(21,455)	**(6,403)**	(27,614)
	$ **305,576**	$ 305,590	$ **1,284,291**	$ 1,165,787

A breakdown of revenue by source is as follows:

	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Operations support services	$ **280,011**	$ 295,916	$ **1,162,687**	$ 1,121,802
Equipment and component sales	**4,625**	8,146	**32,986**	40,324
Construction services	**20,940**	1,528	**88,618**	3,661
	$ **305,576**	$ 305,590	$ **1,284,291**	$ 1,165,787

For the three months ended December 31, 2025, revenue was $305.6 million, consistent with revenue of $305.6 million in the same period last year, driven by strong global equipment utilization of 71%. The revenue generated by the Heavy Equipment – Australia segment of $175.9 million represents a $15.6 million increase over 2024 Q4. This increase is primarily the result of scope expansion on existing projects and the commissioning of growth assets, in addition to the continued revenue contribution from a new project that commenced late in 2024. The quarter-over-quarter reduction in Heavy Equipment – Canada segment revenue is primarily driven by the divestiture of the ultra class fleet and reduced scopes at Millennium mine, partially offset by the ramp-up of a stream diversion project at the Kearl mine and increased light civil scopes at Fort Hills mine.

For the year ended December 31, 2025, revenue was $1,284.3 million, up from $1,165.8 million for the year ended December 31, 2024. This growth largely relates to Heavy Equipment – Australia segment revenue, which was driven by the same factors that influenced the quarter. The current year increase in Heavy Equipment – Canada revenue reflects increased mine support activities in the first half of the year at Syncrude mines as well as the same factors that influenced the quarter.

Gross Profit and Cost of Sales

A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended December 31,				Year ended December 31,			
	2025		2024		**2025**		2024	
Heavy Equipment–Australia[i]	$ **27,289**	**15.5 %**	$ 24,375	15.2 %	$ **115,097**	**16.7 %**	$ 132,222	22.4 %
Heavy Equipment–Canada[i]	**10,835**	**8.5 %**	15,207	10.7 %	**38,585**	**6.7 %**	67,382	12.1 %
Other	**977**	**25.0 %**	1,277	5.1 %	**6,612**	**31.0 %**	9,893	21.0 %
Eliminations	**(261)**	**12.2 %**	(644)	3.0 %	**1,990**	**(31.1)%**	485	(1.8)%
	$ **38,840**	**12.7 %**	$ 40,215	13.2 %	$ **162,284**	**12.6 %**	$ 209,982	18.0 %

[i]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

A breakdown of cost of sales is as follows:

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2025		2024		**2025**		2024
Salaries, wages and benefits	$	**98,872**	$	89,587	$	**390,209**	$	342,693
Repair parts and consumable supplies[(i)]		**47,481**		68,080		**218,500**		209,917
Subcontractor services		**45,650**		34,945		**194,392**		107,636
Equipment and component sales		**10,707**		1,756		**51,812**		46,317
Third-party equipment rentals		**5,980**		7,269		**25,617**		29,524
Fuel		**2,545**		2,324		**9,451**		13,410
Other		**2,986**		11,324		**14,794**		21,303
Cost of sales	$	**214,221**	$	215,285	$	**904,775**	$	770,800

[(i)]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

For the three months ended December 31, 2025, gross profit was $38.8 million, representing a 12.7% gross profit margin, compared to gross profit of $40.2 million with a 13.2% margin for the same period in 2024. The Heavy Equipment – Australia segment reported a gross profit margin of 15.5%, consistent with 15.2% in the same quarter of the prior year. Though comparable to the prior year, weaker than expected gross profit in the Heavy Equipment – Australia segment in 2025 Q4 is attributable primarily to the impacts of weather on the alliance type contract at the Carmichael mine. Gross profit margin in the Heavy Equipment – Canada segment was 8.5%, a decrease compared to the 10.7% margin in the prior year. Gross profit in the Heavy Equipment – Canada segment decreased year-over year as mechanical availability issues have driven higher costs.

For the year ended December 31, 2025, gross profit was $162.3 million, at a 12.6% gross profit margin, compared with $210.0 million and an 18.0% gross profit margin in the same prior year period. In addition to the factors noted above, Heavy Equipment – Australia margins were negatively impacted earlier in the current year by an exceptionally heavy rainy season in Q1 and a greater than optimal reliance on subcontractors during Q2 ramp-ups. Heavy Equipment – Canada performance was negatively impacted by an abrupt, temporary, customer-mandated project shutdown in Q2, which provided insufficient lead time for efficient ramp down, resulting in a temporary margin impact, along with demobilization costs in Q3 and the Q4 factor noted above.

Depreciation

A breakdown of depreciation by reportable segment is as follows:

	Three months ended December 31,				Year ended December 31,			
		2025		2024		**2025**		2024
Heavy Equipment—Australia[(i)]	$	**22,188**	$	19,067	$	**86,720**	$	64,991
Heavy Equipment—Canada[(i)]		**30,066**		31,402		**132,610**		121,511
Eliminations		**261**		(379)		**(2,098)**		(1,497)
	$	**52,515**	$	50,090	$	**217,232**	$	185,005

[(i)]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

For the three months ended December 31, 2025, depreciation totaled $52.5 million (17.2% of revenue), up from $50.1 million (16.4% of revenue) in the same period last year. The increase in depreciation as percentage of revenue for the Heavy Equipment – Australia segment (12.6% in 2025 Q4 compared to 11.9% in 2024 Q4) is due to changes in fleet composition as fleet expanded in the year. The increase in depreciation as percentage of revenue for the Heavy Equipment – Canada segment (23.5% in 2025 Q4 compared to 22.2% in 2024 Q4) is largely driven by extreme cold weather resulting in elevated idling hours in December 2025.

Depreciation for the year ended December 31, 2025, was $217.2 million (16.9% of revenue), up from $185.0 million (15.9% of revenue) in 2024. Depreciation as a percentage of revenue increased for the Heavy Equipment – Australia segment mainly due to the factor noted above. The increase in depreciation as a percentage of revenue in the Heavy Equipment – Canada segment reflects the factor noted above, as well as higher write-downs related to early component failures and increased idle time during an extended period of severe cold in 2025 Q1.

Operating income

For the three months ended December 31, 2025, operating income was $20.1 million, down from $20.8 million during the same period last year. General and administrative ("G&A") expense, excluding stock-based compensation expense, was $14.9 million, or 4.9% of revenue, for the three months ended December 31, 2025, up from $13.2 million, or 4.3% of revenue, in the same period last year. The current year increase is mostly due to acquisition costs, organizational realignment costs, and the loss on customer bankruptcy all occurring in the quarter, which are all normalized in our adjusted earnings, EBIT, and EBITDA metrics.

For the year ended December 31, 2025, operating income was $109.2 million, down from $153.3 million for the year ended December 31, 2024. G&A expense, excluding stock-based compensation expense, was $50.8 million, or 4.0% of revenue, for the year ended December 31, 2025, up from $45.9 million and 3.9% of revenue, recorded in the year ended December 31, 2024. The year-over-year gross increase was mostly due to the items impacting Q4 above.

For the three months and year ended December 31, 2025, stock-based compensation was an expense of $2.2 million and a benefit of $0.4 million, respectively. For the three months and year ended December 31, 2024, stock-based compensation was an expense of $5.6 million and of $8.7 million, respectively. The year-over-year differences are primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.

Non-operating income and expense

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Total interest expense	$ **16,027**	$ 14,401	$ **58,931**	$ 59,340
Equity loss (earnings) in affiliates and joint ventures	**14,713**	(5,754)	**11,331**	(15,299)
Change in fair value of contingent obligations	**(17,206)**	14,261	**(26,909)**	53,206
Loss (gain) on derivative financial instruments	**8**	(4,797)	**9,354**	(3,952)
Income tax expense (benefit)[i]	**6,396**	(849)	**22,640**	15,960

[i]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Interest expense

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Credit Facility	$ **3,451**	$ 8,747	$ **19,470**	$ 30,183
Equipment financing	**4,542**	3,274	**17,898**	14,981
Senior unsecured notes	**6,240**	—	**13,549**	—
Convertible debentures	**693**	1,723	**3,361**	6,874
Interest on customer supply chain financing	**—**	—	**—**	2,539
Mortgage	**228**	235	**923**	951
Other interest expense (income)	**138**	(275)	**945**	812
Cash interest expense	$ **15,292**	$ 13,704	$ **56,146**	$ 56,340
Amortization of debt premium on senior secured notes	**(163)**	—	**(163)**	—
Amortization of deferred financing costs	**898**	697	**2,948**	3,000
Total interest expense	$ **16,027**	$ 14,401	$ **58,931**	$ 59,340

For the three months ended December 31, 2025, total interest expense increased to $16.0 million from $14.4 million in the prior year. This increase was mainly due to the introduction of senior unsecured notes, which contributed $6.2 million in the quarter, partially offset by lower interest on the Credit Facility as a result of reduced balances and lower variable rates.

For the year ended December 31, 2025, total interest expense was $58.9 million, a slight decrease from $59.3 million in 2024. The year-over-year reduction was primarily driven by lower Credit Facility interest (down $10.7 million) and the discontinuation of customer supply chain financing, offset by $13.5 million in new interest from the senior unsecured notes.

Cash interest expense (excluding non-cash amortization) was $15.3 million for the quarter and $56.1 million for the year, higher than the prior year in the quarter and comparable for the year to date. However, the average cost of debt improved to 6.6% for the quarter (from 6.7%) and 6.4% for the year (from 8.1%), reflecting more favorable borrowing terms and effective debt management.

Equity earnings in affiliates and joint ventures

Three months ended December 31, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenue	$ 28,646	$ 66,172	$ 4,682	$ 2,414	$ 101,914
Gross (loss) profit	(11,867)	1,765	255	291	(9,556)
(Loss) income before taxes	(12,415)	1,206	(4,975)	229	(15,955)
Net (loss) income	$ (12,415)	$ 1,206	$ (3,699)	$ 195	$ (14,713)

Three months ended December 31, 2024	Fargo[(i)]	MNALP	Nuna	Other entities	Total
Revenue	$ 47,550	$ 75,057	$ 9,118	$ 2,623	$ 134,348
Gross profit (loss)	3,032	2,476	(322)	293	5,479
Income (loss) before taxes	4,097	1,696	376	(758)	5,411
Net income (loss)	$ 4,097	$ 1,696	$ 662	$ (701)	$ 5,754

Year ended December 31, 2025	Fargo[(i)]	MNALP	Nuna	Other entities	Total
Revenue	$ 143,174	$ 307,261	$ 34,733	$ 9,432	$ 494,600
Gross (loss) profit	(12,311)	8,089	4,427	1,022	1,227
(Loss) income before taxes	(14,389)	5,253	(3,926)	712	(12,350)
Net (loss) income	$ (14,389)	$ 5,253	$ (2,753)	$ 558	$ (11,331)

Year ended December 31, 2024	Fargo[(i)]	MNALP	Nuna	Other entities	Total
Revenue	$ 152,784	$ 294,522	$ 56,994	$ 12,837	$ 517,137
Gross profit	8,613	10,264	4,045	1,181	24,103
Income (loss) before taxes	10,150	7,347	(3,764)	938	14,671
Net income (loss)	$ 10,150	$ 7,347	$ (3,086)	$ 888	$ 15,299

[(i)]Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

For the three months ended December 31, 2025, equity earnings in affiliates and joint ventures generated a net loss of $14.7 million, compared to net income of $5.8 million in the same period of 2024. The decline was primarily driven by reduced project margins at Fargo, following an updated forecast from the joint venture team. This forecast identified higher-than-anticipated costs related to the structure, railroads, and aqueduct components of the project. As a result, a revenue adjustment of $12.9 million was recorded at our level. Additionally, a $4.3 million loss recognized at Nuna in connection with a negotiated settlement with a customer facing insolvency. MNALP continued to deliver stable results, while contributions from other entities remained modest.

On a full-year basis, equity earnings totaled a loss of $11.3 million for 2025, a significant decrease from earnings of $15.3 million in 2024. The primary driver of this loss was a total $20.6 million revenue reversal at the Fargo joint venture due to project forecast revisions, including the Q4 $12.9 million revenue adjustment and an earlier adjustment of $7.7 million in Q2 following the settlement of contract negotiations. While Nuna recorded a net loss for the year due to the Q4 settlement, it achieved a higher margin percentage than in the prior year. MNALP continued to contribute positive earnings, though at lower volumes.

Change in fair value of contingent obligations

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Change in FV of contingent obligation – estimate adjustments	$ (20,111)	$ 9,464	$ (41,684)	$ 36,049
Increase in FV of contingent obligation – interest accretion	2,905	4,797	14,775	17,157
Change in fair value of contingent obligations	$ (17,206)	$ 14,261	$ (26,909)	$ 53,206

For the three months and year ended December 31, 2025, the change in fair value of contingent obligations resulted in a benefit of $17.2 million and $26.9 million, respectively. This compares to an expense of $14.3 million and $53.2 million for the same periods in 2024. These contingent obligations represent the fair value of acquisition-related liabilities from the MacKellar Group acquisition on October 1, 2023, and are subject to periodic remeasurement based on actual and forecasted performance, changes in discount rates, and interest accretion.

During 2025, estimate adjustments reduced the obligation by $20.1 million in the quarter and $41.7 million for the year, primarily due to actual performance in 2025 falling short of previous expectations and downward revisions to 2026 forecasts. In contrast, the prior year saw increases of $9.5 million and $36.0 million, reflecting upward revisions to forecasted results from newly commissioned growth assets and improved performance from the existing fleet. These estimate-driven fluctuations are excluded from adjusted earnings, as they are non-cash and non-recurring in nature.

Interest accretion on the contingent obligations was $2.9 million for the quarter and $14.8 million for the year, both lower than the prior year. The primary driver of this decrease was the declining balance of the obligation as payments were made and estimate adjustments reduced the liability, with lower discount rates also contributing to the reduction. Unlike estimate adjustments, interest accretion is included in adjusted earnings as it represents the implied financing cost of the vendor-provided consideration.

Loss on derivative financial instruments

On May 29, 2024, we entered into a swap agreement with a financial institution to manage risk associated with our stock-based compensation arrangements. Under the agreement, we swapped 583,725 common shares at a par value of $26.73 and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 30, 2027, respectively, and include provisions for early termination.

For the year ended December 31, 2025, we recognized an unrealized loss of $9.4 million on this swap, reflecting the difference between the par values and the expected share prices at contract maturity. As of December 31, 2025, the TSX closing share price was $19.76, resulting in a fair value liability of $5.4 million recorded in other long-term obligations (see note 15 to the Consolidated Financial Statements). The swap is not designated as a hedge for accounting purposes; therefore, changes in its fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income.

During the year ended December 31, 2024, we realized a gain of $0.2 million from a separate swap agreement, previously recorded as an unrealized gain. This agreement was settled and derecognized from the Consolidated Balance Sheets on January 3, 2024.

Income tax expense (benefit)

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2025**	2024	**2025**	2024
Current income tax expense (benefit)[i]	$ **5,180**	$ (8,757)	$ **7,961**	$ (3,270)
Deferred income tax expense	**1,216**	7,908	**14,679**	19,230
Income tax expense (benefit)	$ **6,396**	$ (849)	$ **22,640**	$ 15,960

[i]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

For the three months ended December 31, 2025, we recorded income tax expense of $6.4 million. For the year ended December 31, 2025, income tax expense was $22.6 million. This compares to an income tax benefit of $0.8 million and income tax expense of $16.0 million for the three months and year ended December 31, 2024, respectively.

The increase in income tax expense and the effective tax rate in 2025 reflects the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholding taxes and permanent differences on our stock-based compensation. This mix, together with non-deductible events in the quarter, had an abnormal effect on the current quarter's tax expense as a percentage of pre-tax income, and therefore impacted net income for the quarter.

Net income and comprehensive income

For the three months ended December 31, 2025, we recorded $0.1 million and $0.5 million of net income and comprehensive income, respectively, compared to $3.5 million and $1.1 million of net income and comprehensive income, respectively, recorded for the same period last year. Comprehensive income includes net income plus other comprehensive income ("OCI") that is not included in net income. Our OCI is comprised of changes in unrealized foreign currency translation gains and losses. Our basic net income per share and diluted net income per share for the current period was $0.00 and $0.00, respectively, compared to basic net income per share and diluted net income per share of $0.13 and $0.13, respectively, for the same period last year.

For the year ended December 31, 2025, we recorded $33.8 million and $44.3 million of net income and comprehensive income, respectively, compared to $44.0 million and $43.3 million of net income and comprehensive income, respectively, recorded for the same period last year. Our basic net income per share and diluted net income per share of $1.18 and $1.14, respectively, compared to basic net income per share and diluted net income per share of $1.64 and $1.51, respectively, for the same period last year.

Adjusted net (loss) earnings

Adjusted net loss for the quarter was $4.3 million, down sharply from earnings of $27.0 million in the prior year. In addition to reported net income decreasing to $0.1 million from $3.5 million, the current quarter also included several non-recurring charges such as Canadian organizational realignment costs, a loss on customer bankruptcy, and an equity investment loss on a customer insolvency settlement. These were only partially offset by a significant non-cash benefit from the change in fair value of contingent obligations. The prior year's quarter benefited from fewer unusual items and a large positive tax effect, resulting in a much higher adjusted net earnings figure.

For the full year, adjusted net earnings declined to $30.4 million from $101.3 million in the prior year. This decrease reflects relatively flat net income, but a higher level of non-recurring and non-cash adjustments in 2025, including losses on derivative instruments, customer bankruptcy, and customer insolvency, as well as realignment and acquisition-related costs. Although the year benefited from a large favorable adjustment to contingent obligations and lower stock-based compensation expense, these were outweighed by the increased one-time charges and less favorable tax effects compared to 2024.

During the fourth quarter of 2025, we excluded three significant items from adjusted earnings as they are considered infrequent and not reflective of ongoing operations. First, our equity consolidated joint venture Nuna recognized a write-down of $8.6 million ($4.3 million at NACG's consolidated level) related to the negotiated settlement of outstanding 2023 change-order claims following notification of a customer's imminent insolvency; this credit-driven event does not reflect current-period execution or core operating results. Second, we wrote off $0.9 million of trade receivables after extended restructuring proceedings yielded no collection progress, and the customer subsequently entered bankruptcy. Given our longstanding history of no credit losses, this bad debt expense is considered non-recurring and not indicative of normal operations. Third, we incurred organizational realignment costs, including $2.0 million of workforce reduction and severance costs and certain facility closure and leadership transition costs, as part of a targeted right-sizing of our Canadian operations in response to lower activity levels; these initiatives are expected to continue through 2026 Q1 but are not anticipated to recur thereafter. Management believes excluding these items enhances period-over-period comparability and provides a clearer depiction of underlying operating performance, and all adjustments are fully reconciled to the most directly comparable GAAP measure in accordance with applicable guidance.

Reconciliation of basic net income per share to adjusted EPS

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	2025	2024	2025	2024
Net income[i]	$ 125	$ 3,506	$ 33,834	$ 44,009
Interest from convertible debentures (after tax)	—	—	2,977	5,998
Diluted net income available to common shareholders[i]	$ 125	$ 3,506	$ 36,811	$ 50,007
Adjusted net (loss) earnings[i][ii]	$ (4,265)	$ 27,042	$ 30,406	$ 101,319
Weighted-average number of common shares	28,238,872	26,800,922	28,657,472	26,772,113
Weighted-average number of diluted shares	29,110,709	27,800,953	32,266,129	33,053,877
Basic net income per share	$ 0.00	$ 0.13	$ 1.18	$ 1.64
Diluted net income per share	$ 0.00	$ 0.13	$ 1.14	$ 1.51
Adjusted EPS[ii]	$ (0.14)	$ 1.01	$ 1.06	$ 3.78

[i]The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".

Summary of consolidated quarterly results

A number of factors contribute to variations in our quarterly financial results between periods, including:
- changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
- seasonal weather and ground conditions;
- certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
- the timing and size of capital projects undertaken by our customers on large oil sands projects;
- the timing of equipment maintenance and repairs;
- the timing of project ramp-up costs as we move between seasons or types of projects;
- the timing of resolution for claims and unsigned change-orders;
- the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
- the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

The table below summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	**Q4 2025**	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenue	**$ 305.6**	$ 317.2	$ 320.6	$ 340.8	$ 305.6	$ 286.9	$ 276.3	$ 297.0
Gross profit[i]	**38.8**	49.7	35.8	37.9	40.2	65.9	50.4	53.5
Adjusted EBITDA[i][ii]	**77.6**	99.0	80.1	99.9	107.3	112.7	91.1	97.4
Net income	**0.1**	28.4	9.7	6.6	3.5	15.6	15.8	10.8
Basic income per share[iii]	**$ 0.00**	$ 0.59	$ 0.35	$ 0.22	$ 0.13	$ 0.54	$ 0.54	$ 0.43
Diluted income per share[iii]	**$ 0.00**	$ 0.56	$ 0.33	$ 0.21	$ 0.13	$ 0.48	$ 0.48	$ 0.39
Adjusted EPS[ii][iii]	**$ (0.14)**	$ 0.67	$ 0.02	$ 0.52	$ 0.95	$ 1.19	$ 0.80	$ 0.79
Cash dividend per share [iv]	**$ 0.12**	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.10	$ 0.10	$ 0.10

[i]The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".
[iii]Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
[iv]The timing of payment of the cash dividend per share may differ from the dividend declaration date.

Our operations are subject to seasonal variations, primarily influenced by weather patterns and ground conditions that affect both access and equipment utilization across our reportable segments. These seasonal factors have a direct impact on our quarterly revenue, operational planning, and resource allocation, and should be considered when evaluating our financial performance and outlook.

Rental and production-related mine support revenue in the Queensland region can be affected by the annual rainy cyclone season, typically occurring from November to February. During this period, heavy rainfall and flooding can result in temporary suspension of mining activities, leading to reduced utilization of production fleets as equipment is parked for safety reasons. Despite these interruptions, demand for support equipment often increases, as recovery activities such as road clean-up, dewatering, and civil construction are required to restore operational capacity. As weather conditions improve from March onwards, mining activity and equipment utilization generally rebound, supporting a return to normal project execution levels.

Mine support revenue in the oil sands region is traditionally highest during December to March, when frozen ground conditions are optimal for heavy equipment-intensive tasks, including reclamation and muskeg removal. The onset of seasonal thawing from April to June presents operational challenges, resulting in decreased mine support revenue due to limited access and reduced equipment utilization. For other resource mines in Canada, activity typically peaks from May to October, aligning with favorable summer weather that enables increased project execution.

The level of project work executed by Nuna in each fiscal quarter is highly seasonal and dependent on both project scope and geographic location. In remote Northern regions of Canada, construction activity is concentrated in the third quarter, coinciding with a short summer season that often lasts less than 14 weeks. Southern projects benefit from longer execution windows, generally from June to October, and are less impacted by extreme seasonality, though spring road bans may still affect operations. Winter road construction and maintenance activities are typically scheduled in the fourth and first quarters, when frozen conditions permit site access.

Seasonal fluctuations in activity and equipment utilization may result in variability in our quarterly financial results. Management actively monitors these patterns and adjusts operational plans and resource deployment to mitigate the impact of adverse weather conditions and optimize performance during peak periods.

LIQUIDITY AND CAPITAL RESOURCES

Summary of consolidated financial position

(dollars in thousands)	December 31, 2025	December 31, 2024	Change
Cash	$ 100,128	$ 77,875	$ 22,253
Working capital assets			
Accounts receivable	$ 148,928	$ 166,070	$ (17,142)
Contract assets	30,472	4,135	26,337
Inventories[(i)]	75,660	69,027	6,633
Prepaid expenses and deposits	6,925	7,676	(751)
Working capital liabilities			
Accounts payable	(102,054)	(110,750)	8,696
Accrued liabilities[(i)]	(89,308)	(78,010)	(11,298)
Contract liabilities	(22,848)	(1,944)	(20,904)
Total net working capital (excluding cash and current portion of long-term debt)[(ii)]	$ 47,775	$ 56,204	$ (8,429)
Property, plant and equipment[(i)]	1,358,852	1,251,874	106,978
Total assets[(i)]	1,819,753	1,694,500	125,253
Credit Facility[(iii)]	174,156	395,844	(221,688)
Equipment financing[(iii)]	309,238	253,639	55,599
Mortgage[(iii)]	26,742	27,600	(858)
Senior-secured debt[(ii)]	$ 510,136	$ 677,083	$ (166,947)
Senior unsecured notes	350,000	—	350,000
Contingent obligations[(iii)]	63,453	127,866	(64,413)
Convertible debentures[(iii)]	55,000	129,106	(74,106)
Cash	(100,128)	(77,875)	(22,253)
Net debt[(ii)]	$ 878,461	$ 856,180	$ 22,281
Total shareholders' equity[(i)]	456,621	389,036	67,585
Invested capital[(ii)]	$ 1,335,082	$ 1,245,216	$ 89,866

[(i)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
[(ii)]See "Non-GAAP Financial Measures".
[(iii)]Includes current portion.

As at December 31, 2025, we maintained a strong liquidity position, with cash of $100.1 million and $322.3 million of unused borrowing capacity under our Credit Facility, resulting in total liquidity of $422.4 million (defined as cash plus available and unused Credit Facility borrowings). This represents an increase from December 31, 2024, when cash was $77.9 million and unused Credit Facility availability was $92.7 million, for total liquidity of $170.6 million.

Our liquidity is further supported by additional borrowing capacity through our equipment leasing partners. As at December 31, 2025, total available capital liquidity, which includes total liquidity plus unused finance lease and other borrowing availability under our Credit Facility, was $475.5 million, up from $275.3 million at December 31, 2024. Borrowing availability under finance lease obligations reflects both current and long-term portions, including obligations for joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2025		December 31, 2024
Cash	$	**100,128**	$ 77,875
Credit Facility borrowing limit		**528,900**	522,550
Credit Facility drawn		**(174,156)**	(395,844)
Letters of credit outstanding		**(32,470)**	(33,992)
Cash liquidity(i)	$	**422,402**	$ 170,589
Equipment financing borrowing limit		**400,000**	400,000
Other debt borrowing limit		**20,000**	20,000
Equipment financing drawn		**(309,238)**	(253,639)
Guarantees provided to joint ventures		**(57,650)**	(61,675)
Total capital liquidity(i)	$	**475,514**	$ 275,275

(i)See "Non-GAAP Financial Measures".

Net working capital (excluding cash and the current portion of long-term debt) was $47.8 million at December 31, 2025, compared to $56.2 million at December 31, 2024. The decrease was primarily due to lower accounts receivable and higher contract liabilities, partially offset by increases in contract assets and inventories.

As at December 31, 2025, trade receivables more than 30 days past due totaled $2.7 million, compared to $1.2 million at December 31, 2024. We did not have an allowance for credit losses related to these receivables in either year, as we continue to assess the risk of collection as minimal. We actively monitor the creditworthiness of our customers.

Working capital assets and liabilities are influenced by the timing of project completions and the contractual terms associated with each project. In certain contracts, customers may withhold a portion of payments, referred to as "holdbacks", as security until specific conditions are met, such as substantial completion of the contract, resolution of any outstanding claims, and the passage of a stipulated period (typically 45 days post-completion). In some cases, we negotiate the progressive release of holdbacks as projects reach various milestones. As at December 31, 2025, holdbacks totaled $3.2 million, compared to $0.8 million at December 31, 2024.

Total assets increased to $1.8 billion at December 31, 2025, from $1.7 billion at December 31, 2024, primarily due to investments in property, plant, and equipment. Net debt was $878.5 million at December 31, 2025, compared to $856.2 million at December 31, 2024, reflecting the issuance of senior unsecured notes and increased equipment financing, partially offset by repayments on the Credit Facility and convertible debentures.

Capital resources

Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Our primary uses of cash include capital expenditures, debt and interest payments, funding operating and finance lease obligations, supporting working capital needs, and paying dividends. Additionally, when appropriate, we have used cash to repurchase our common shares.

We expect that cash generated from operations, together with existing cash balances and available borrowings under our Credit Facility, will be sufficient to fund our annual expenses, planned capital expenditures, and to meet both current and future working capital, debt service, and dividend payment requirements in 2026.

Reconciliation of capital additions

(dollars in thousands)	Three months ended December 31,			Year ended December 31,			
	2025		2024	**2025**		2024	
Purchase of PPE[(i)]	$	**47,243**	$ 79,934	$	**281,095**	$	303,756
Additions to intangibles		**2,238**	246		**4,265**		4,199
Gross capital expenditures	$	**49,481**	$ 80,180	$	**285,360**	$	307,955
Proceeds from sale of PPE		**(5,944)**	(2,488)		**(11,669)**		(13,568)
Capital expenditures, net[(ii)]	$	**43,537**	$ 77,692	$	**273,691**	$	294,387
Finance lease additions		**613**	—		**51,266**		14,157
Capital additions[(ii)]	$	**44,150**	$ 77,692	$	**324,957**	$	308,544

[(i)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
[(ii)]See "Non-GAAP Financial Measures".

(dollars in thousands)	Three months ended December 31,			Year ended December 31,			
	2025		2024	**2025**		2024	
Sustaining[(i)]	$	**7,600**	$ 54,046	$	**198,050**	$	209,754
Growth		**35,937**	23,646		**75,641**		84,633
Capital expenditures, net[(ii)]	$	**43,537**	$ 77,692	$	**273,691**	$	294,387
Sustaining	$	**613**	$ —	$	**15,166**	$	14,157
Growth		**—**	—		**36,100**		—
Finance lease additions	$	**613**	$ —	$	**51,266**	$	14,157
Sustaining[(i)]	$	**8,213**	$ 54,046	$	**213,216**	$	223,911
Growth		**35,937**	23,646		**111,741**		84,633
Capital additions[(ii)]	$	**44,150**	$ 77,692	$	**324,957**	$	308,544

[(i)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
[(ii)]See "Non-GAAP Financial Measures".

A breakdown of capital additions by reportable segment is as follows:

	Three months ended December 31, 2025			Three months ended December 31, 2024		
	Heavy Equipment - Australia	**Heavy Equipment - Canada**	**Total**	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining[(i)]	$ **42,739**	$ **(34,526)**	$ **8,213**	$ 26,743	$ 27,303	$ 54,046
Growth	**35,937**	**—**	**35,937**	23,646	—	23,646
Capital additions[(ii)]	$ **78,676**	$ **(34,526)**	**$44,150**	$ 50,389	$ 27,303	$ 77,692

[(i)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
[(ii)]See "Non-GAAP Financial Measures".

	Year ended December 31, 2025			Year ended December 31, 2024		
	Heavy Equipment - Australia	**Heavy Equipment - Canada**	**Total**	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining[(i)]	$ **135,497**	$ **77,719**	$ **213,216**	$ 93,234	$ 130,677	$ 223,911
Growth	**84,243**	**27,498**	**111,741**	84,606	27	84,633
Capital additions[(ii)]	$ **219,740**	$ **105,217**	**$324,957**	$ 177,840	$ 130,704	**$308,544**

[(i)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
[(ii)]See "Non-GAAP Financial Measures".

Capital additions for the quarter were $44.2 million, a decrease from $77.7 million in the prior year. This reduction was primarily driven by lower purchases of property, plant, and equipment ("PPE"), which were $47.2 million, down from $79.9 million, partially offset by higher proceeds from PPE sales largely related to the 2025 Q4 sale of 797 haul trucks.

For the full year, capital additions totaled $325.0 million, slightly up from $308.5 million in the prior year. While purchases of PPE and net capital expenditures were lower year-over-year, the increase in capital additions was mainly due to higher finance lease additions, which increased to $51.3 million from $14.2 million. This increase allows us to benefit from strong finance lease interest rates and optimize capital investment while preserving liquidity.

During the quarter, Heavy Equipment – Australia saw a significant increase in sustaining capital, up to $42.7 million from $26.7 million in the prior year, while growth capital increased to $35.9 million from $23.6 million, indicating a strategic shift toward expansion. In contrast, Heavy Equipment – Canada's reported net sustaining capital recovery of $34.5 million, compared to spend of $27.3 million in the prior year, primarily due to proceeds from the sale of 797 haul trucks noted above. No growth capital additions were recorded in the segment in either period.

For the full year, Heavy Equipment – Australia's sustaining capital increased to $135.5 million from $93.2 million, while growth capital remained steady at $84.2 million. Heavy Equipment – Canada's sustaining capital decreased to $77.7 million from $130.7 million, and growth capital increased to $27.5 million from just $27.0 thousand, reflecting growth opportunity earlier in the current year.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (82%), finance leased (17%) and rented equipment (1%).

Summary of capital additions in affiliates and joint ventures

The table below presents our share of net capital additions (or disposals) made by affiliates and joint ventures, which are not included in the reconciliation of capital additions above.

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2025**	2024	**2025**	2024
Fargo	$ **(1,244)**	$ 13,122	$ **(3,070)**	$ 22,697
MNALP	**(20,574)**	2,197	**(11,089)**	3,373
Nuna	**(98)**	(1,235)	**223**	(1,012)
Other	**—**	(15)	**8**	(127)
Share of affiliate and joint venture capital additions[i]	$ **(21,916)**	$ 14,069	$ **(13,928)**	$ 24,931

[i]See "Non-GAAP Financial Measures".

Capital additions within our joint ventures during both the three and twelve month periods were primarily sustaining in nature. In the current quarter and year, Fargo recorded net capital disposals, reflecting the phased sale of equipment as the project progresses toward completion of specific stages. MNALP's capital activity in 2025 Q4 was impacted by the sale of 11 haul trucks, offset by capital additions largely related to routine maintenance of the existing fleet. In 2024, Nuna experienced net capital disposals, primarily due to the sale of surplus equipment following the completion of work in northern Ontario.

Summary of consolidated cash flows

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2025**	2024	**2025**	2024
Cash provided by operating activities(i)	$ **56,173**	$ 100,551	$ **264,089**	$ 241,219
Cash used in investing activities(i)	**(33,364)**	(79,326)	**(264,830)**	(298,295)
Cash (used in) provided by financing activities	**(23,630)**	(22,420)	**21,564**	45,984
Net (decrease) increase in cash	$ **(821)**	$ (1,195)	$ **20,823**	$ (11,092)

[i]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Operating activities

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Cash provided by operating activities prior to change in working capital[(i)(ii)]	$ **56,665**	$ 66,114	$ **268,776**	$ 300,606
Net changes in non-cash working capital[(ii)]	**(492)**	34,437	**(4,687)**	(59,387)
Cash provided by operating activities[(ii)]	$ **56,173**	$ 100,551	$ **264,089**	$ 241,219

[(i)]See "Non-GAAP Financial Measures".
[(ii)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

For the three months ended December 31, 2025, operating cash flow was $56.2 million, down from $100.6 million in the same quarter of 2024. The decline was mainly due to a large unfavorable swing in non-cash working capital, a negative change in the fair value of contingent obligations, and lower unrealized foreign currency gains. While net income and deferred tax expense were higher, these were not enough to offset the negative impacts from working capital and other non-cash adjustments in the quarter.

For the year ended December 31, 2025, operating cash flow increased to $264.1 million from $241.2 million in 2024. This improvement was primarily driven by higher non-cash depreciation expense and increased deferred tax expense, which more than offset a slight decrease in net income and a negative swing in the fair value of contingent obligations. Improved working capital management also contributed, as the outflow was significantly reduced compared to the prior year.

Cash (used in) provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Accounts receivable	$ **26,545**	$ (9,995)	$ **19,179**	$ (72,104)
Contract assets	**(1,723)**	11,892	**(9,707)**	30,826
Inventories[(i)]	**(5,616)**	6,364	**(10,243)**	236
Prepaid expenses and deposits	**1,748**	669	**878**	(579)
Accounts payable	**(20,706)**	(7,510)	**(11,329)**	(32,248)
Accrued liabilities[(i)]	**2,855**	33,141	**2,877**	9,684
Contract liabilities	**(3,595)**	(124)	**3,658**	4,798
Net change in non-cash working capital	$ **(492)**	$ 34,437	$ **(4,687)**	$ (59,387)

[(i)]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

During the three months ended December 31, 2025, net cash used in non-cash working capital was $0.5 million, compared to net cash provided of $34.4 million in the same period of 2024. The primary drivers of the decrease were higher outflows related to accounts payable and contract assets, partially offset by inflows from accounts receivable.

For the year ended December 31, 2025, net cash used in non-cash working capital was $4.7 million, compared to net cash used of $59.4 million in 2024. The improvement year-over-year was mainly due to lower outflows from accounts receivable and accounts payable, offset by higher outflows from contract assets and inventories.

Investing activities

Net cash used in investing activities for the quarter was $33.4 million, a substantial reduction from the $79.3 million used in the same period of 2024. This positive shift was primarily driven by an increase in proceeds from asset disposals, which rose to $5.9 million from $2.5 million in the prior year quarter, reflecting cash proceeds on the sale of 797 haul trucks in the quarter. Additionally, net collections on loans with affiliates and joint ventures increased to $10.2 million, compared to $2.2 million in 2024, further supporting cash flow. Although capital expenditures for the quarter were $47.2 million, slightly lower than the $79.9 million spent in the prior year, indicating a modest reduction in investment pace.

For the full year, net cash used in investing activities was $264.8 million, representing a decrease from $298.3 million in 2024. The reduction was largely attributable to lower purchases of property, plant and equipment, which decreased to $281.1 million from $303.8 million in the prior year, and net collections from affiliates and joint ventures, which shifted from a $4.1 million outflow in 2024 to a $8.9 million inflow in 2025.

Financing activities

Cash used in financing activities for the quarter was $23.6 million, slightly higher than the $22.4 million used in the same period of 2024. This increase was driven by more active debt management, with proceeds from long-term debt rising to $139.2 million and repayments increasing to $125.3 million, compared to $33.2 million and $28.7 million, respectively, in the prior year. Shareholder returns also grew, as dividend payments totaled $3.4 million and share repurchases under the NCIB reached $12.6 million, up from $4.3 million in 2024. The quarter's results reflect a heightened focus on both capital structure optimization and shareholder value, with increased debt activity and higher capital returns.

Cash provided by financing activities during the year ended December 31, 2025, was $21.6 million, a decrease from $46.0 million in the same period of 2024. The decrease reflects a shift toward shareholder returns and debt service, offset by continued access to long-term financing. The decrease reflects higher debt repayments and increased shareholder distributions, partially offset by strong long-term debt proceeds from refinancing activities completed during the year. Proceeds on long-term debt totalled $757.4 million, up significantly from $234.5 million in 2024, primarily related to the issuance of new senior unsecured notes. Debt repayments increased to $629.7 million compared to $130.3 million in the prior year, as we optimized our debt structure. Dividend payments increased to $13.4 million from $10.6 million, while share repurchases under the NCIB totalled $38.4 million and Treasury share purchases of $3.3 million reflect investment in our employee incentive plans.

Free cash flow

Free cash flow is a non-GAAP measure (see "Explanatory Notes – Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2025**	2024	**2025**	2024
Consolidated Statements of Cash Flows				
Cash provided by operating activities[i]	$ **56,173**	$ 100,551	$ **264,089**	$ 241,219
Cash used in investing activities[i]	**(33,364)**	(79,326)	**(264,830)**	(298,295)
Effect of exchange rate on changes in cash	**(688)**	1,400	**1,430**	353
Add back of growth and non-cash items included in the above figures:				
Buyout of BNA Remanufacturing LP	**—**	4,210	**—**	4,210
Growth capital additions[ii]	**35,937**	23,646	**111,741**	84,633
Capital additions financed by leases[ii]	**(613)**	—	**(51,266)**	(14,157)
Free cash flow[i]	$ **57,445**	$ 50,481	$ **61,164**	$ 17,963

[i]The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
[ii]See "Non-GAAP Financial Measures".

Free cash flow for the three months ended December 31, 2025 was $57.4 million, up from $50.5 million during the same period last year. The current quarter result was primarily driven by adjusted EBITDA of $77.6 million, offset by sustaining capital expenditures of $8.2 million, cash interest payments of $15.3 million, and current income taxes of $5.2 million.

Free cash flow for the year ended December 31, 2025, of $61.2 million is an increase over $18.0 million for the prior year. The current year result was primarily supported by adjusted EBITDA of $356.5 million, with deductions for sustaining capital expenditures of $213.2 million, cash interest payments totaling $56.1 million, and current income taxes of $8.0 million.

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2025, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2025, and may differ from actual results.

		Payments due by fiscal year				
(dollars in thousands)	Total	2026	2027	2028	2029	2030 and thereafter
Credit Facility	$ 196,939	$ 9,772	$ 9,772	$ 177,395	$ —	$ —
Convertible debentures	55,678	55,678	—	—	—	—
Equipment financing	340,527	119,089	94,135	67,277	48,736	11,290
Contingent obligations	77,709	40,241	37,468	—	—	—
Senior unsecured notes	467,542	27,125	27,125	27,125	27,125	359,042
Mortgage	37,456	1,783	1,783	1,783	1,783	30,324
Operating leases[i]	13,536	1,838	1,580	1,467	1,321	7,330
Non-lease components of lease commitments[ii]	58	6	6	6	6	34
Supplier contracts	5,081	5,081	—	—	—	—
Contractual obligations	**$ 1,194,526**	**$ 260,613**	**$ 171,869**	**$ 275,053**	**$ 78,971**	**$ 408,020**

[i]Operating leases are net of receivables on subleases of $158 (2026 – $158).

[ii]Non-lease components of lease commitments are net of receivables on subleases of $4 (2026 – $4). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Our total contractual obligations of $1,194.5 million as at December 31, 2025, have increased from $1,138.1 million as at December 31, 2024, primarily driven by the issuance of $467.5 million in senior unsecured notes and a $56.5 million increase in equipment financing. These increases were partially offset by a $272.8 million reduction in our Credit Facility, a $101.1 million decrease in contingent obligations, a $91.1 million decrease in convertible debentures, and a $0.6 million reduction in supplier contracts. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Credit Facility

On May 1, 2025, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), totaling $528.9 million of lending capacity using the exchange rate in effect as at December 31, 2025. As at December 31, 2025, the Credit Facility had borrowings of $165.0 million under the Canadian dollar tranche and $10.0 million AUD under the Australian dollar tranche, for total borrowings of $174.2 million using the exchange rate in effect as at December 31, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, equipment financing to a limit of $400.0 million (no change) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for equipment financing includes guarantees provided by us to certain joint ventures. During the year ended December 31, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded as deferred financing costs in other assets on the Consolidated Balance Sheets.

As at December 31, 2025, there was $32.5 million (December 31, 2024 – $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $322.3 million (December 31, 2024 – $92.7 million).

As at December 31, 2025, there was an additional $35.6 million in borrowing availability under finance lease obligations (December 31, 2024 – $86.7 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that we guarantee.

The Credit Facility has three financial covenants that must be tested quarterly on a trailing four-quarter basis.

- The first covenant is the Senior Debt to Bank EBITDA Ratio.
    - "Senior Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) promissory notes; (iv) financing obligations; and (v) guarantees provided for joint ventures. For clarity, Senior Debt excludes vendor financing, convertible debentures and senior unsecured notes.
    - "Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income
    - The Senior Debt to Bank EBITDA Ratio must be no greater than 3.0:1.
- The second covenant is the Total Debt to Bank EBITDA Ratio.
    - "Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing; (vii) guarantees provided for joint ventures; and (viii) senior unsecured notes. For clarity, Total Debt excludes convertible debentures.
    - The Total Debt to Bank EBITDA Ratio must be less than or equal to 4.0:1.
- The third covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by cash Interest Expense.
    - "Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers' acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
    - The Interest Coverage Ratio must be greater than 3.0:1.

As at December 31, 2025, we were in compliance with our financial covenants. The Senior Debt to Bank EBITDA Ratio was 1.61:1, in compliance with the maximum of 3.0:1. The Total Debt to Bank EBITDA Ratio was 2.84:1, in compliance with the maximum of 4.0:1. The Interest Coverage Ratio was 6.46:1, in compliance with the minimum of 3.0:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers' acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Based on amounts drawn as at December 31, 2025, the weighted interest rate for the Credit Facility was 5.60% (December 31, 2024 – 6.74%). We are also subject to non-refundable standby fees, 0.40% to 0.75% depending on our Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of our existing and after-acquired property.

Guarantees

We act as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of ours. This equipment lease credit facility allows MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP's equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2025, we have provided guarantees on this facility of $57.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded. As at December 31, 2025, $37.6 million of the balance of these guarantees was included in the consideration receivable related to the divestiture of 11 Caterpillar 797 (400-ton) haul trucks. These lease liabilities were reassigned on January 29, 2026, at which point they were removed from MNALP financing obligations.

Senior unsecured notes

On May 1, 2025, we completed a private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, we completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the "Notes"). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.

The indenture governing the Notes (the "Indenture") contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.

In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.

Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.

The Notes are subordinate to the Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.

During the year ended December 31, 2025, we incurred financing costs of $8.9 million relating to the issuance of the Notes. These costs were capitalized as deferred financing costs and are amortized on a straight-line basis over the contractual terms of the Notes, with the amortization recognized to interest expense.

Outstanding share data

Common shares

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at March 6, 2026, there were 28,517,365 total voting common shares outstanding, which included 876,010 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (28,821,481 common shares, including 871,244 common shares classified as treasury shares at December 31, 2025). We had no non-voting common shares outstanding on any of the foregoing dates.

Convertible debentures

	December 31, 2025	December 31, 2024
5.50% convertible debentures	$ —	$ 74,106
5.00% convertible debentures	55,000	55,000
	$ 55,000	$ 129,106

On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.

The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. If any portion of the debentures is required to be settled in cash at maturity or upon a change in control, we intend to fund such payments using availability under its existing credit facility. The remaining unamortized deferred financing costs on the debentures is $0.1 million.

Share purchase program

On November 20, 2025, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the year ended December 31, 2025, we purchased and subsequently cancelled 253,058 shares under this NCIB, which resulted in a decrease to common shares of $2.3 million and a decrease to additional paid-in capital of $2.6 million. To support the NCIB, we entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB's expiry on November 19, 2026.

Subsequent to the year ended December 31, 2025, as of March 6, 2026, we purchased and subsequently cancelled 407,616 shares under this NCIB, which resulted in a decrease of common shares of $3,655 and an increase to additional paid-in capital of $4,809.

During the year ended December 31, 2025, we completed a NCIB which commenced on November 4, 2024, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15.7 million and a decrease to additional paid-in capital of $22.2 million.

Swap Agreement

On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the year ended December 31, 2025, we recognized an unrealized loss of $9.4 million on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2025, was $19.76, resulting in a fair value of $5.4 million being recorded to other long-term obligations (note 15) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.

During the year ended December 31, 2024, we realized a gain of $0.2 million from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.

Debt ratings

On April 24, 2025, our Company received a credit rating from S&P Global Ratings ("S&P") of "BB-" (stable) and from Morningstar DBRS ("Morningstar") of "BB (high)" (stable). On October 7, 2025 and October 24, 2025, respectively, S&P and Morningstar re-confirmed these ratings.

Backlog

The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2025, and December 31, 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Performance obligations per financial statements	$ 105,049	$ 227,688
Add: undefined committed volumes	2,707,860	2,888,374
Backlog[i]	$ 2,812,909	$ 3,116,062
Equity method investment backlog[i]	232,038	404,711
Combined backlog[i]	$ 3,044,947	$ 3,520,773

[i]See "Non-GAAP Financial Measures".

Backlog decreased by $303.2 million while combined backlog decreased by $475.8 million on a net basis, during the year ended December 31, 2025. The decrease was primarily driven by progress on the stream diversion project in Canadian oil sands and an early work and development contract in the Australian state of New South Wales, partially offset by contract expansions in the state of Queensland, Australia.

Revenue generated from backlog during the year ended December 31, 2025, was $1,102.9 million and we estimate that $897.0 million of our backlog reported above will be performed over 2026. For the year ended December 31, 2024, revenue generated from backlog was $1,313.0 million.

Related parties

Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2025	December 31, 2024
Accounts receivable	$ 66,899	$ 73,928
Other assets	475	112
Contract assets	5,668	2,619
Accounts payable	4,187	12,660
Accrued liabilities	16,011	9,070

We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2025, and 2024, revenue earned from these services was $571.2 million and $560.0 million, respectively. The accounts receivable, contract assets, and accounts payable balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.

OUTLOOK

Our operational priorities for 2026 are:

- Safety – maintain a safety-first mentality across all global operations – ensuring EVERYONE GETS HOME SAFE;

- Australian workforce mix – optimize workforce mix in Australia, following the improvements implemented in the second half of 2025;

- Cost reduction – following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;

- Integration – upon the expected completion of the Iron Mine Contracting ("IMC") transaction, seamlessly integrate and commission the expanded fleet in Western Australia to support growth and operational scale;

- Civil execution – deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and

- Mechanical availability – enhance mechanical availability and reliability of the heavy equipment fleet in the oil sands.

The following table provides projected key measures for 2026 and actual results of 2025. Our growth drivers for 2026 and beyond include scaling into a Tier 1 contractor platform in Australia, securing infrastructure awards across North America, and expanding mining services in Canada and the USA. Inclusive of IMC, the 2026 outlook is based on strong contractual backlog of $3.9 billion, $1.2 billion of which is already secured for 2026, and a total bid pipeline of $12.6 billion. The bid pipeline amount includes $4.6 billion in active tender.

Key measures	2025 Actual	2026 Outlook
Combined revenue[i]	$ 1.5B	$ 1.5 – $1.7B
Adjusted EBITDA[i]	$357M	$380 – $420M
Free cash flow[i]	$ 61M	$110 – $130M

[i]See "Non-GAAP Financial Measures".

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES

Critical accounting estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

- the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on contracts;

- the determination of whether an acquisition meets the definition of a business combination;

- the fair value of the assets acquired and liabilities assumed as part of an acquisition;

- the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

- assumptions used in measuring the fair value of contingent obligations;

- assumptions used in impairment testing; and

- estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

- the completeness and accuracy of the original bid;

- costs associated with added scope changes;

- extended overhead due to owner, weather and other delays;

- subcontractor performance issues;

- changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

- changes in productivity expectations;

- site conditions that differ from those assumed in the original bid;

- contract incentive and penalty provisions;

- the availability and skill level of workers in the geographic location of the project; and

- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2025, and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Change in significant accounting policy – Classification of heavy equipment tires

Effective in the first quarter of 2025, we have changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.

We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 24 in the consolidated financial statements for the period ended December 31, 2025.

Accounting pronouncements recently adopted

Joint venture formations

We adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations – Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.

Stock compensation

We adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.

Financial instruments – Credit losses

We adopted the new standard for credit losses effective July 1, 2025, by electing early adoption. In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses. This accounting standard update allows entities to apply a practical expedient that assumes that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The adoption of this new standard did not have a material impact on the consolidated financial statements.

Income taxes

We adopted the new standard for income taxes effective January 1, 2025. In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. We have updated our disclosures to reflect the additional requirements.

Recent accounting pronouncements not yet adopted

Debt with conversion options

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

Expense disaggregation

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

Intangibles – Goodwill and Other – Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.

Financial instruments

For a complete discussion of our use of financial instruments, see note 16 of our consolidated financial statements for the year ended December 31, 2025.

Financial measures

Non-GAAP financial measures

We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.

"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

As adjusted EBIT, adjusted EBITDA, adjusted EPS, and adjusted net earnings are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:

- reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

- reflect changes in our cash requirements for our working capital needs;

- reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- include tax payments or recoveries that represent a reduction or increase in cash available to us; or

- reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 – Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.

"Capital additions" is defined as capital expenditures, net and lease additions.

"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.

"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.

"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs and the debt premium on senior unsecured notes.

"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.

"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.

"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.

"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions, non-cash changes in the fair value of contingent obligations, and the effect of exchange rates on the changes in cash but excluding cash used for growth capital and acquisitions. We believe that free cash flow is a relevant measure of cash available to service our debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.

"Growth capital", "growth capital additions", and "growth spending" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.

"Invested capital" is defined as total shareholders' equity plus net debt.

"Net debt" is defined as senior-secured debt plus the sum of the outstanding principal balance(current and long-term portions) of: senior unsecured notes; vendor financing; and convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

"Senior-secured debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing obligations; and mortgage debt. We believe senior-secured debt is a meaningful measure in understanding our debt obligations.

"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.

"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.

"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.

Non-GAAP ratios

"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

"Adjusted EBITDA margin" is defined as adjusted EBITDA divided by total combined revenue.

"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"Net debt leverage" is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.

Supplementary financial measures

"Gross profit margin" represents gross profit as a percentage of revenue.

"Total net working capital (excluding cash and current portion of long-term debt)" represents net working capital, less the cash and current portion of long-term debt balances.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, such disclosure controls and procedures were effective.

Management's report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2025, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective, and the previously identified material weakness in our inventory controls in the MacKellar entities has been remediated as described below.

Our independent auditor, KPMG LLP, has issued an audit report stating that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Remediation of material weakness over inventory

As previously reported in our Annual Report for the fiscal year ended December 31, 2024, management identified a material weakness in its internal controls over financial reporting as part of the first time assessment of the effectiveness of ICFR for the MacKellar entities. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count.

During the year-ended December 31, 2025, management, with oversight of the audit committee of the board of directors, implemented effective internal controls over the MacKellar entities' inventory process. Remediation activities included, but were not limited to, focused training for the individuals conducting the count, continued ERP implementation to fully utilize all modules, and improvements to the control design for effective retention of the evidence to support the performance of the controls. Management has completed testing of its inventory controls and has concluded that the material weakness has been remediated as of December 31, 2025.

FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "project", "will" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

- our belief that there is minimal risk in the collection of past due trade receivables;
- our anticipation that we will have enough cash to fund our annual operating expenses, planned capital spending program and to meet working capital, debt servicing and dividend payment requirements in 2026 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;
- calculations of future interest payments that depend on variable rates;
- statements regarding backlog, including our expectation that $897.0 million of our backlog will be performed over 2026;
- statements relating to the acquisition of IMC and generally to our ability to expand our footprint in Australia, including statements relating to our ability to broaden the regional client base, enhance the local operating platform and position the business to participate in long-term, capital-intensive mining development programs across Australia;
- any statements relating to our ability to expand upon and win new work, generally; and
- all financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA and free cash flow.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

- continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
- continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
- our ability to maintain our expenses at current levels in proportion to our revenue;
- work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
- our customers' continued willingness and ability to meet their contractual obligations to us;
- our customers' continued economic viability, including their ability to pay us in a timely fashion;
- our customers and potential customers continuing to outsource activities for which we are capable of providing services;
- oil and coal prices remaining stable and not dropping significantly in 2026;
- worldwide demand for metallurgical coal remaining stable;
- oil sands production continuing to be resilient to drops in oil prices;
- our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
- our continued ability to access sufficient funds to meet our funding requirements;
- our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
- our relationships with the unions representing certain of our employees continuing to be positive; and
- our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk factors

The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

- *Customer Insourcing*. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

- *Equipment Utilization*. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

- *Health and Safety*. Despite our efforts to minimize the risk of safety incidents in carrying out our work, they can occur from time to time and, if and when they do, the impact on us can be significant. Our success as a company is highly dependent on our ability to keep our work sites and offices safe and any failure to do so can have serious impact on the personal safety of our employees and others. In addition, it can expose us to contract termination, fines, regulatory sanctions or even criminal prosecution. Our safety record and worksite safety practices also have a direct bearing on our ability to secure work. Certain clients will not engage contractors to perform work if their safety practices do not conform to predetermined standards or if the contractor has an unacceptably high incidence of safety infractions or incidents. We adhere to very rigorous health and safety systems and programs which are continually reinforced and monitored on our work sites and offices.

- *Project Management*. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.

- *Large Projects and Joint Ventures*. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners' financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client's determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.

- *Competition*. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

- *Cash flow, Liquidity and Debt*. As of December 31, 2025, we had $918.7 million of debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:
  - limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
  - limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
  - limit our ability to post surety bonds required by some of our customers;
  - place us at a competitive disadvantage compared to competitors with less debt;
  - increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
  - increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
  - Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

- *Resolution of Claims*. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $3.2 million relating to disputed claims or unapproved change orders.

- *Impact of Extreme Weather Conditions and Natural Disasters*. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.

- *Force Majeure Events*. We are exposed to various risks arising out of extraordinary or force majeure events beyond our control, such as epidemics or pandemics, acts of war, terrorism, strikes, protests or social or political unrest generally. Such events could disrupt our operations, result in shortages of materials and equipment, cause supply chain delays or delivery failures, or lead to the realization of or exacerbate the impact of other risk factors. To the extent that such risks are not mitigated contractually through provisions that provide us with relief from its schedule obligations and/or cost reimbursement, our financial condition, results of operations or cash flows may be adversely affected. Reliance on global networks and supply chains, rates of international travel and the significant number of people living in high-density urban environments increase humanity's susceptibility to infectious disease. Epidemics occurring in regions in which we operate and pandemics that pose a global threat can negatively impact business operations by disrupting the supply chain and causing high absenteeism across the workforce. Similarly, disasters arising from extraordinary or force majeure events may result in disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of workforce, contractors or assets. In addition, a disaster may disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

- *Customer Credit Risk*. Risk of non-payment by our customers is to a certain degree minimized by statutory lien rights, which give contractors certain priorities in the event of insolvency proceedings, as well as provisions in our contracts that provide for payment as work is completed. However, there is no guarantee that these measures will in all circumstances mitigate the risk of non-payment by customers and a significant default or bankruptcy by a customer may significantly and adversely impact results.

- *Short-notice Reductions in Work*. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers' processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

- *Regulatory Approvals and Permits*. The development of certain projects requires our customers to obtain regulatory and other permits, licenses and approvals from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits, licenses and approvals required for the development of their projects in a timely manner or at all. Such delays are generally outside of our control. The major costs associated with such delays are personnel and associated overhead that is designated for the project which cannot be reallocated effectively to other work. If a customer's project is unable to proceed, it may adversely impact the demand for our services. Customers may also, from time to time, proceed to award us a contract while a permit or license remains pending. Where a customer does not obtain a permit or license as expected or a permit or license is revoked, the customer's cash flow and project viability may be impacted, which may lead to additional costs or financial loss for us.

- *Equipment Buy-Out Provisions*. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.

- *Environmental*. We are subject to, and comply with, environmental legislation in all of the jurisdictions in which we operate. We recognize that we must conduct all of our business in such a manner as to both protect and preserve the environment in accordance with this legislation. While we undertake measures at all sites on which we operate to help ensure compliance with all environmental regulations and conditions of permits and approvals, there is no certainty that a material breach of such regulations, permits or approvals will never occur. Given our long history and the fact that environmental regulations tend not to have a statute of limitations, there can also be no guarantee that a historical claim may not arise at some point. Management is not aware of any pending environmental legislation that would be likely to have a material impact on any of our operations, capital expenditure requirements or competitive position, although there can be no guarantee that future legislation will not be proposed and, if implemented, might have an impact on our financial results.

- *Inflation*. The costs of performing work for our customers can be subject to inflationary pressures, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short term. Our ability to maintain planned project margins on longer-term contracts is dependent on having contracted price escalators that accurately reflect increases in our costs. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.

- *Interest Rates*. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, accordingly, adversely affect our profitability at a level that depends on our total outstanding debt.

- *Foreign Exchange*. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.

- *Internal Controls Over Financial Reporting*. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated.

- *Availability of Skilled Labour*. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

- *Heavy Equipment Demand*. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

- *Unit-price Contracts*. Approximately 15%, 12% and 40% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

  - site conditions differing from those assumed in the original bid;

  - the availability and cost of skilled workers;

- the availability and proximity of materials;
- unfavourable weather conditions hindering productivity;
- equipment availability and timing differences resulting from project construction not starting on time; and
- the general coordination of work inherent in all large projects we undertake.
- Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

- *Tariffs.* While U.S. tariffs on Canadian goods and energy do not directly affect us, potential Canadian retaliatory measures could increase the cost of heavy equipment parts and components. We would seek to mitigate these impacts through alternative sourcing or contractual cost pass-throughs, though recovery may be delayed due to contract mechanisms normally being triggered by increases in price indexes rather than direct price increases. Tariffs or related measures could also reduce customer spending or result in delayed or cancelled projects, which could have a material adverse effect on our future earnings and financial position.

- *Performance of Subcontractors*. The profitable completion of some contracts depends to a large degree on the satisfactory performance of subcontractors who complete different elements of the work. If these subcontractors do not perform to accepted standards, we may be required to hire different subcontractors to complete the tasks, which may impact schedule, add costs to a contract, impact profitability on a specific job and, in certain circumstances, lead to significant losses. A greater incidence or magnitude of default (including cash flow problems) or bankruptcy amongst subcontractors related to economic conditions could also impact results.

- *Integration of Acquisitions*. The integration of any acquisition raises a variety of issues including, without limitation, identification and execution of synergies, elimination of cost duplication, systems integration (including accounting and information technology), execution of the pre-deal business strategy in an uncertain economic market, development of common corporate culture and values, integration and retention of key staff, retention of current clients as well as a variety of issues that may be specific to us and industry in which we operate. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our future financial results. Likewise, a failure to expand our existing client base and achieve sufficient utilization of the assets acquired could also materially impact our future financial results.

- *Insurance*. We maintain insurance in order to both satisfy the requirements of our various contracts as well as a corporate risk management strategy. Failure to secure adequate insurance coverage could lead to uninsured losses or limit our ability to pursue certain contracts, both of which could impact results. Insurance products from time-to-time experience market fluctuations that can impact pricing and availability. Therefore, our senior management, through our insurance advisors, monitor developments in the insurance markets so that our insurance needs are met. If any of our third-party insurers fail, refuse to renew or revoke coverage or refuse to cover claims, our overall risk exposure could be materially increased. Insurance risk entails inherent unpredictability that can arise from assuming long-term policy liabilities or from uncertainty of future events. Although we have in the past been able to meet our insurance needs, there can be no assurances that we will be able to secure all necessary or appropriate insurance on a go-forward basis. Insurance premiums or deductibles may also increase, resulting in higher costs to us.

- *Commodity Prices*. Delays, scope reductions and/or cancellations in previously announced or anticipated projects in the resources and commodities sector could be impacted by a variety of factors, including but not limited to: the prices of commodities; market volatility; the impact of global economic conditions affecting demand or the worldwide financial markets; cost overruns on announced projects; efforts by owners to contractually shift risk for cost overruns to contractors; fluctuations in the availability of skilled labour; lack of sufficient governmental investment or infrastructure to support growth; the introduction or repeal of climate change or environmentally-focused legislation (such as a carbon tax); negative perception of the mining industry and related potential environmental impact; the need for consent from or consultation with Indigenous peoples impacted by proposed projects; and a shortage of sufficient transportation infrastructure to transport production to major markets. Commodities prices are determined based on world demand, supply, production, speculative activities, and other factors, all of which are beyond our control. Investment decisions by some of our customers are dependent on their outlook on long-term commodity prices. If that outlook is unfavourable it may cause delay, reduction or cancellation of current and future projects. Postponements or cancellations of investment in existing and new projects could have an adverse impact on our business and financial condition.

- *Customer Concentration*. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 68% and 72% of our total combined revenue for the years ended December 31, 2025, and 2024, respectively.

- *Labour Disputes*. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement with the exception of site where the work force is subject to an enterprise agreement The Modern Awards agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The Modern Awards agreement minimizes the risk of any labour disputes or unrest.

- *Supply Chain*. The majority of our work depends on mechanical availability and efficient operation of our heavy equipment. Maintaining such equipment in good operating condition requires many specialized parts and components. If the suppliers of those parts and components are unable to supply the same in a timely manner, or if we experience unanticipated rates of failure or other quality issues with the same, we may be required to find alternative suppliers. Alternative sources of supply may be more expensive or may not be available at all within required timeframes depending on the specific parts and components. Failure to obtain parts and components when needed may impact project schedules, add costs to our operations or otherwise impact our profitability due to inefficiencies which could, in certain circumstances, lead to significant losses.

- *Backlog*. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

- *Cyber Security and Information Technology Systems*. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.

- *Climate Change Related Financial Risks*. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.

- *Shifting Customer Priorities Related to Climate Change.* Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.

- *Climate Change Related Reputational Risks*. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders' views of the company in relation to its peers and their investment decisions.

- *Foreign Operations*. We presently operate within Canada, the United States of America and Australia. We may in the future engage in projects in other jurisdictions. International projects can expose us to risks beyond those typical for our activities in our home market, including without limitation, economic, geopolitical, geotechnical, military, repatriation of undistributed profits, currency and foreign exchange risks, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, difficulties in staffing and managing foreign operations, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We evaluate our exposure to unusual risks inherent in international projects and, where deemed appropriate in the circumstances, mitigates these risks through specific contract provisions, insurance coverage and financial instruments. However, there are no assurances that such measures would offset or materially reduce the effects of such risks.

- *Management*. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

ADDITIONAL INFORMATION

Corporate head office is located at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Report

The accompanying consolidated financial statements and all of the information in Management's Discussion and Analysis ("MD&A") are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors' Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders' auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors' Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that the Company's system of internal control over financial reporting is effective as of December 31, 2025. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2025, has also issued a report stating its opinion that the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the criteria established in *Internal Control – Integrated Framework (2013*) issued by the COSO.

Barry Palmer
President & Chief Executive Officer
March 11, 2026

Jason Veenstra
Chief Financial Officer
March 11, 2026

Auditor's Report



KPMG LLP
2200, 10175 - 101 Street
Edmonton, AB T5J 0H3
Canada
Tel 780 429 7300
Fax 780 429 7379

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Edmonton, Canada

March 11, 2026

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.



KPMG LLP
2200, 10175 - 101 Street
Edmonton, AB T5J 0H3
Canada
Tel 780 429 7300
Fax 780 429 7379

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its results of operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2(a)(i) to the consolidated financial statements, the Company has elected to change its method of accounting for the classification of heavy equipment tires as of January 1, 2025.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of total costs to be incurred for in-progress unit-price contracts with defined scope

As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues from construction services under lump-sum, unit-price, time-and-materials, and cost-plus contracts. As discussed in Note 6 to the consolidated financial statements, total contract revenues recognized by the Company on unit-price contracts for the year ended December 31, 2025 were $187.8 million, a portion of which related to contracts with defined scope that were in-progress at year-end. Unit-price contracts are typically satisfied by transferring control over time, for which the Company recognizes revenue using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs (ETC).

We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including completeness and accuracy of the original bid, changes in productivity expectations, site conditions that differ from those assumed in the original bid, costs associated with added scope changes, and extended costs due to owner, weather and other delays.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process. This included controls related to the Company's review of new contracts, the Company's forecast review to assess reasonability of the ETC for unit-price contracts with defined scope that were in-progress at year-end, and the Company's look-forward analysis to re-assess reasonability of ETC for these same contracts after year-end. For a selection of these contracts, we performed substantive procedures to assess the accuracy of the estimates made at year-end, including for key factors related to labour hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods. For each selected contract, we evaluated the reasonableness of the Company's ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We evaluated the ETC by inspecting, for the same selection of contracts, the executed contract with the customer to evaluate the Company's identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; extended overhead due to owner, weather, and other delays; changes in productivity expectations; site conditions that differ from those assumed in the original bid; and contract incentive and penalty provisions. We evaluated the Company's ability to estimate these amounts by comparing actual project margins to previous estimates.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1998.

Edmonton, Canada

March 11, 2026

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets

As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2025	2024 Restated Notes 2, 24
Assets			
Current assets			
Cash		$ 100,128	$ 77,875
Accounts receivable	5,10	148,928	166,070
Contract assets	6(b)	30,472	4,135
Inventories	2,7,24	75,660	69,027
Prepaid expenses and deposits		6,925	7,676
Assets held for sale		107	683
		362,220	325,466
Property, plant and equipment	2,8,24	1,358,852	1,251,874
Operating lease right-of-use assets	9	10,734	12,722
Investments in affiliates and joint ventures	10	70,416	84,692
Intangible assets		12,333	9,901
Other assets	11,16(b)	5,198	9,845
Total assets		**$ 1,819,753**	**$ 1,694,500**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		$ 102,054	$ 110,750
Accrued liabilities	2,13,24	89,308	78,010
Contract liabilities	6(b)	22,848	1,944
Current portion of long-term debt	14	160,557	84,194
Current portion of contingent obligations	16(a)	34,597	39,290
Current portion of operating lease liabilities	9	1,495	1,771
		410,859	315,959
Long-term debt	14	749,829	719,399
Contingent obligations	16(a)	28,856	88,576
Operating lease liabilities	9	9,698	11,441
Other long-term obligations	6(b),15	22,607	44,711
Deferred tax liabilities	12	141,283	125,378
		1,363,132	1,305,464
Shareholders' equity			
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2025—28,821,481 (December 31, 2024 – 27,704,450))	17(a)	282,957	228,961
Treasury shares (December 31, 2025—871,244 (December 31, 2024—1,000,328))	17(a)	(14,993)	(15,913)
Additional paid-in capital		2,807	20,819
Retained earnings		176,463	156,271
Accumulated other comprehensive income (loss)		9,387	(1,102)
Shareholders' equity		456,621	389,036
Total liabilities and shareholders' equity		**$ 1,819,753**	**$ 1,694,500**
Contingencies	23		
Subsequent events	8,14(b),17(c),26		

Approved on behalf of the Board

/s/ Barry Palmer   /s/ Bryan D. Pinney

Barry Palmer, President and Chief Executive   Bryan D. Pinney, Audit Chair
Officer

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2025	2024 Restated Notes 2, 24
Revenue	6	$ 1,284,291	$ 1,165,787
Cost of sales	2,19,24	904,775	770,800
Depreciation	2, 24	217,232	185,005
Gross profit		162,284	209,982
General and administrative expenses	21	50,326	54,560
Amortization of intangible assets		1,955	1,391
Loss on disposal of property, plant and equipment	2,24	822	767
Operating income		109,181	153,264
Interest expense, net	20	58,931	59,340
Equity loss (earnings) in affiliates and joint ventures	10,24	11,331	(15,299)
Change in fair value of contingent obligations	16(a)	(26,909)	53,206
Loss (gain) on derivative financial instruments	16(b)	9,354	(3,952)
Income before income taxes		56,474	59,969
Current income tax expense (benefit)	2,12,24	7,961	(3,270)
Deferred income tax expense	12	14,679	19,230
Net income		33,834	44,009
Other comprehensive income			
Unrealized foreign currency translation (gain) loss		(10,489)	695
Comprehensive income		$ 44,323	$ 43,314
Per share information			
Basic net income per share	17(b)	$ 1.18	$ 1.64
Diluted net income per share	17(b)	$ 1.14	$ 1.51

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2023	$ 229,455	$ (16,165)	$ 20,739	$ 123,254	$ (407)	$ 356,876
Net income	—	—	—	44,009	—	44,009
Unrealized foreign currency translation gain	—	—	—	—	(695)	(695)
Dividends ($0.42 per share)	—	—	—	(10,992)	—	(10,992)
Share purchase program	(1,138)	—	(3,173)	—	—	(4,311)
Purchase of treasury shares	—	(2,466)	—	—	—	(2,466)
Stock-based compensation	—	2,718	3,253	—	—	5,971
Conversion of convertible debentures	644	—	—	—	—	644
Balance at December 31, 2024	$ 228,961	$ (15,913)	$ 20,819	$ 156,271	$ (1,102)	$ 389,036
Net income	—	—	—	**33,834**	—	**33,834**
Unrealized foreign currency translation loss	—	—	—	—	**10,489**	**10,489**
Dividends ($0.48 per share)	—	—	—	**(13,642)**	—	**(13,642)**
Share purchase programs	**(16,841)**	—	**(21,606)**	—	—	**(38,447)**
Purchase of treasury shares	—	**(3,270)**	—	—	—	**(3,270)**
Stock-based compensation	—	**4,190**	**3,594**	—	—	**7,784**
Conversion of convertible debentures	**70,837**	—	—	—	—	**70,837**
Balance at December 31, 2025	$ **282,957**	$ **(14,993)**	$ **2,807**	$ **176,463**	$ **9,387**	$ **456,621**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2025	2024 Restated Notes 2, 24
Cash provided by (used in)			
Operating activities:			
Net income	2, 24	$ 33,834	$ 44,009
Adjustments to reconcile net income to cash from operating activities:			
Depreciation	2, 24	217,232	185,005
Amortization of deferred financing costs	20	2,948	3,000
Loss on disposal of property, plant and equipment		822	767
Loss (gain) on derivative financial instruments	16(b)	9,354	(3,952)
Stock-based compensation (benefit) expense	21	(432)	8,706
Equity earnings in affiliates and joint ventures	10	11,331	(15,299)
Dividends received from affiliates and joint ventures	10	2,204	7,336
Deferred income tax expense	12	14,679	19,230
Change in fair value of contingent obligations	16(a)	(26,909)	53,206
Unrealized foreign currency loss (gain)		2,343	(2,843)
Other adjustments to cash from operating activities		1,370	1,441
Net changes in non-cash working capital	2, 22(b), 24	(4,687)	(59,387)
		264,089	241,219
Investing activities:			
Purchase of property, plant and equipment	2, 24	(281,095)	(303,756)
Additions to intangible assets		(4,265)	(4,199)
Proceeds on disposal of property, plant and equipment		11,669	13,568
Buyout of BNA Remanufacturing LP, net of cash acquired	10	—	(3,863)
Net collections (advances) of loans with affiliates and joint ventures		8,861	(4,060)
Cash settlement of derivative financial instruments		—	4,015
		(264,830)	(298,295)
Financing activities:			
Proceeds from long-term debt	14	757,421	234,468
Repayment of long-term debt	14	(629,664)	(130,338)
Settlement of convertible debentures	14(e)	(1,357)	—
Financing costs	14(a)	(9,546)	(1,036)
Payments towards contingent obligations	16(a)	(40,181)	(39,689)
Dividends paid	17(d)	(13,392)	(10,644)
Share purchase program	17(c)	(38,447)	(4,311)
Purchase of treasury shares	17(a)	(3,270)	(2,466)
		21,564	45,984
Increase (decrease) in cash		20,823	(11,092)
Effect of exchange rate on changes in cash		1,430	353
Cash, beginning of year		77,875	88,614
Cash, end of year		$ 100,128	$ 77,875

Supplemental cash flow information (note 22(a)).

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.

The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying Consolidated Balance Sheets.

i) Change in significant accounting policy – Classification of heavy equipment tires

During the first quarter of 2025, the Company changed its accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.

The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 24 in these consolidated financial statements.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

- the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;

- the determination of whether an acquisition meets the definition of a business combination;

- the fair value of the assets acquired and liabilities assumed as part of an acquisition;

- the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

- assumptions used in measuring the fair value of contingent obligations;

- assumptions used in impairment testing; and

- estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company's revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

- the completeness and accuracy of the original bid;

- revenues and costs associated with added scope changes;

- extended costs due to owner, weather and other delays;

- subcontractor performance issues;

- changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

- changes in productivity expectations;

- site conditions that differ from those assumed in the original bid;

- contract incentive and penalty provisions;

- the availability and skill level of workers in the geographic location of the project; and

- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.

Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from equipment maintenance and rebuild activities. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.

The Company's invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the most likely amount, constrained to an amount for which it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

- The amount of consideration is highly susceptible to factors outside the Company's influence, such as judgement of actions of third parties and weather conditions;

- The length of time between the recognition of revenue and the expected resolution;

- The Company's experience with similar circumstances and similar customers, specifically when such items have predictive value;

- The Company's history of resolution and whether that resolution includes price concessions or changing payment terms; and

- The range of possible consideration amounts.

The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company's performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).

The Company has elected to apply the 'as-invoiced' practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company's contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.

Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is not approved by the customer, the associated revenue is treated as variable consideration, subject to constraint. Management estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

In certain instances, the Company's long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil and coal producers with a long history of no credit losses.

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company's exposure to credit risks and impairment losses for trade and other receivables is included in note 16(f).

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.

h) Remaining performance obligations

Remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(d)).

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) consists of upfront receipts from clients for long-term contracts.

j) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.

k) Property, plant and equipment

Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is in use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	5,000 – 120,000 hours
Major component parts in use	Units of production	2,500 – 70,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 – 10 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

l) Goodwill

Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. The carrying amount of Goodwill can fluctuate due to changes in foreign exchange rates impacting the balances recorded within entities using a currency other than CAD. Goodwill is recorded within other assets on the Consolidated Balance Sheets.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2025, there was an impairment indicator identified, for the long-lived assets of the Heavy Equipment - Canada segment. A recoverability test was performed which concluded that the value of the long-lived assets recorded on the balance sheet is not impaired.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

- management, having the authority to approve the action, commits to a plan to sell the assets;
- the assets are available for immediate sale in their present condition;
- an active program to locate buyers and other actions to sell the assets have been initiated;
- the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
- the assets are being actively marketed at reasonable prices in relation to their fair value; and
- it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer's recommendations and the Company's past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

Accounts of the Company's Australia-based subsidiaries, which have Australian Dollar functional currency, and US-based subsidiaries, which have US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders' equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are deemed to have occurred at the date the event or change in circumstance causing the transfer occurred.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

s) Stock-based compensation

The Company has a Restricted Share Unit ("RSU") Plan which is described in note 21(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company's common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 21(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criteria include the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return ("TSR") as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. The Company settles all PSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 21(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company's common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. DSUs are liability classified and are revalued at the end of every reporting period. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.

t) Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 17(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.

u) Leases

For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and long-term debt, respectively.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

As most of the Company's operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.

Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.

ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.

The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component's relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately. For certain operating leases of heavy equipment, the Company has elected to apply the practical expedient to account for lease and non-lease components together as a single lease component. Non-lease components for operating leases of heavy equipment include machine maintenance.

If any of the following criteria are met, the Company classifies the lease as a sales-type lease:

- The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

- The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

- The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

- The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

- The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

- The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

- It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest method over the term to maturity. When Convertible Debentures are converted before maturity, the remaining balance of deferred financing costs are recognized in the capital accounts to reflect the shares issued. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

w) Investments in affiliates and joint ventures

Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company's share of the investee's net assets.

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee's operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.

The carrying amount of investment is adjusted to recognize changes in the Company's share of net assets of the affiliate or joint venture since the acquisition date.

The aggregate of the Company's share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through equity earnings in affiliates and JVs.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.

x) Derivative instruments

The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.

y) Business combinations

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. Any subsequent changes to fair value are recognized in the Consolidated Statement of Operations and Comprehensive Income.

3. Accounting pronouncements recently adopted

a) Joint venture formations

The Company adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations – Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.

b) Stock compensation

The Company adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.

c) Financial instruments – Credit losses

The Company adopted the new standard for credit losses effective July 1, 2025 by electing early adoption. In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses. This accounting standard update allows entities to apply a practical expedient that assumes that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The adoption of this new standard did not have a material impact on the consolidated financial statements.

d) Income taxes

The Company adopted the new standard for income taxes effective January 1, 2025. In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The Company has updated its disclosures to reflect the additional requirements.

4. Recent accounting pronouncements not yet adopted

a) Debt with conversion options

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

b) Expense disaggregation

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

c) Intangibles – Goodwill and Other – Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

5. Accounts receivable

	Note	December 31, 2025	December 31, 2024
Trade	10	$ 51,717	$ 69,411
Holdbacks		3,184	791
Accrued trade receivables		63,199	71,933
Contract receivables		$ 118,100	$ 142,135
Other		30,828	23,935
		$ 148,928	$ 166,070

The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.

6. Revenue

a) Disaggregation of revenue

Year ended December 31,	2025	2024
Revenue by source		
Operations support services	$ 1,162,687	$ 1,121,802
Equipment and component sales	32,986	40,324
Construction services	88,618	3,661
	$ 1,284,291	$ 1,165,787
By commercial terms		
Time-and-materials	$ 1,088,482	$ 1,026,027
Unit-price	187,833	125,728
Lump-sum	7,976	14,032
	$ 1,284,291	$ 1,165,787
Revenue recognition method		
As-invoiced	$ 1,058,765	$ 1,059,858
Cost-to-cost percent complete	192,540	65,605
Point-in-time	32,986	40,324
	$ 1,284,291	$ 1,165,787

b) Contract balances

	Note	December 31, 2025	December 31, 2024
Contract assets		$ 30,472	$ 4,135
Contract liabilities			
Contract liabilities		22,848	1,944
Long-term contract liabilities (included in other long-term obligations)	15	1,836	19,027
		$ 24,684	$ 20,971

The increase in the contract assets balance reflects a sale of heavy equipment (note 8) and an increase in cost-to-cost percent complete scopes of work.

The Company recognized revenue of $2,000 in 2025 that was included in the contract liability balance as of December 31, 2024 ($59 in 2024 that was included in the contract balance as of December 31, 2023).

c) Performance obligations

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	**2025**	2024
Revenue derecognized	**$ (937)**	$ (8,377)

These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration. In 2024, final settlements of constrained variable consideration included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.

d) Transaction price allocated to the remaining performance obligations

The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is $105,049, all of which is expected to be recognized in 2026. Included is all expected consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

e) Unapproved contract modifications

The Company recognized revenue from variable consideration related to unapproved contract modifications for the year ended December 31, 2025 of $3,223 (year ended December 31, 2024 - $nil). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at December 31, 2025, of $3,223 (December 31, 2024 - $nil). In 2024, final settlements of unapproved contract modifications included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.

7. Inventories

	December 31, 2025	December 31, 2024 *Restated Notes 2, 24*
Repair parts	**$ 58,451**	$ 49,991
Fuel and lubricants	**1,470**	2,612
Parts and supplies	**$ 59,921**	$ 52,603
Parts, supplies and components for equipment rebuilds	**15,565**	15,397
Customer rebuild work in process	**174**	1,027
	$ 75,660	$ 69,027

Parts and supplies relate to inventory held for internal consumption. Parts, supplies and components for equipment rebuilds and customer rebuild work in process relate to inventory held for external sales.

8. Property, plant and equipment

December 31, 2025		Cost	Accumulated Depreciation	Net Book Value
Owned assets				
Heavy equipment	$	623,437	$ 185,633	$ 437,804
Major component parts in use		828,951	300,484	528,467
Other equipment		61,927	37,512	24,415
Licensed motor vehicles		27,399	11,588	15,811
Office and computer equipment		10,914	7,702	3,212
Buildings		29,597	6,305	23,292
Capital inventory and capital work in progress		206,008	—	206,008
Land		26,266	—	26,266
		1,814,499	549,224	1,265,275
Assets under finance lease				
Heavy equipment		85,887	21,978	63,909
Major component parts in use		31,260	10,159	21,101
Other equipment		2,885	714	2,171
Licensed motor vehicles		7,213	817	6,396
		127,245	33,668	93,577
Total property, plant and equipment	$	1,941,744	$ 582,892	$ 1,358,852

December 31, 2024		Cost	Accumulated Depreciation	Net Book Value
Owned assets				
Heavy equipment	$	598,377	$ 151,136	$ 447,241
Major component parts in use		799,284	266,204	533,080
Other equipment		55,443	35,901	19,542
Licensed motor vehicles		19,684	7,895	11,789
Office and computer equipment		10,224	6,988	3,236
Buildings		45,469	5,946	39,523
Capital inventory and capital work in progress		118,829	—	118,829
Land		10,472	—	10,472
		1,657,782	474,070	1,183,712
Assets under finance lease				
Heavy equipment		55,663	19,958	35,705
Major component parts in use		26,848	4,976	21,872
Other equipment		3,941	713	3,228
Licensed motor vehicles		7,943	586	7,357
		94,395	26,233	68,162
Total property, plant and equipment	$	1,752,177	$ 500,303	$ 1,251,874

On December 1, 2025, the Company entered into an agreement to dispose of 15 heavy equipment units in Canada and $3,834 of related inventory. The terms of this deal consisted of a cash payment of $1,800, the buyer's acceptance of the outstanding financing liabilities associated with the assets, and the acquisition of 7 heavy equipment units with a value of $34,000. This sale was recognized in the financial statements for the year ending December 31, 2025, except for the reassignment of the financing liabilities, which was completed on January 29, 2026. As of December 31, 2025, the Company's Consolidated Balance Sheets reflected $16,564 in contract assets resulting from this transaction, along with $17,305 recorded under the current portion of long-term debt relating to the financing obligations assignments. These amounts were subsequently removed when the financing obligations were reassigned on January 29, 2026.

9. Finance and operating leases

As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

a) Minimum lease payments and receipts

The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2025, for the periods shown are as follows:

		Payments			Receipts	
For the year ending December 31,		Finance Leases		Operating Leases		Operating leases
2026	$	27,178	$	1,993	$	5,641
2027		23,371		1,580		158
2028		18,769		1,467		158
2029		17,164		1,321		158
2030 and thereafter		3,047		7,330		1,012
Total minimum lease payments	$	89,529	$	13,691	$	7,127
Less: amount representing interest		(8,085)		(2,498)		
Carrying amount of minimum lease payments	$	81,444	$	11,193		
Less: current portion		(23,715)		(1,495)		
Long term	$	57,729	$	9,698		

b) Lease expenses and income

Year ended December 31,		**2025**		2024
Short-term lease expense	$	**25,617**	$	28,518
Operating lease expense		**1,880**		2,242
Operating lease income		**(606)**		(683)

During the year ended December 31, 2025, depreciation of equipment under finance leases was $13,684 (December 31, 2024 – $16,806). Finance lease obligations are included in long-term debt (note 14).

c) Supplemental information

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years):		
Finance leases	**3.1**	3.5
Operating leases	**8.6**	9.9
Weighted-average discount rate:		
Finance leases	**4.93%**	5.65%
Operating leases	**4.87%**	5.02%

10. Investments in affiliates and joint ventures

The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")	
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"	
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2025	December 31, 2024
Balance, beginning of the year	$ 84,692	$81,435
Share of net (loss) income	(11,331)	15,299
Dividends and advances received from affiliates and joint ventures	(2,204)	(7,336)
Derecognition of BNA[(i)]	—	(4,061)
Intercompany eliminations and other	(741)	(645)
Balance, end of the year	$ 70,416	$84,692

[(i)] On October 31, 2024, NACG acquired the remaining 50% interest in BNA Remanufacturing Limited Partnership for $4,210 from BSC Holdings, ULC, resulting in 100% ownership, with no material impact on NACG's financial statements.

a) Affiliate and joint venture condensed financial data

The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

December 31, 2025		Fargo		MNALP		Nuna	Other entities		Total
Assets									
Cash	$	15,820	$	10,365	$	161 $	362	$	26,708
Other current assets		36,880		52,157		23,611	1,422		114,070
Non-current assets		276,530		11,097		18,922	6,928		313,477
Total assets	$	329,230	$	73,619	$	42,694 $	8,712	$	454,255
Liabilities									
Contract liabilities	$	21,077	$	—	$	184 $	57	$	21,318
Other current liabilities (excluding current portion of long-term debt)		68,295		28,544		140	1,454		98,433
Long-term debt (including current portion)		221,231		28,249		4,265	5,858		259,603
Non-current liabilities		105		—		4,380	—		4,485
Total liabilities	$	310,708	$	56,793	$	8,969 $	7,369	$	383,839
Net investments in affiliates and joint ventures	$	18,522	$	16,826	$	33,725 $	1,343	$	70,416

December 31, 2024		Fargo		MNALP		Nuna	Other entities		Total
Assets									
Cash	$	78,346	$	3,197	$	1,518 $	364	$	83,425
Other current assets		5,342		43,424		36,053	1,899		86,718
Non-current assets		270,763		34,393		18,198	7,439		330,793
Total assets	$	354,451	$	81,014	$	55,769 $	9,702	$	500,936
Liabilities									
Contract liabilities	$	69,683	$	—	$	2,311 $	4	$	71,998
Other current liabilities (excluding current portion of long-term debt)		30,528		37,401		6,045	1,900		75,874
Long-term debt (including current portion)		219,516		30,221		7,508	6,021		263,266
Non-current liabilities		341		—		4,765	—		5,106
Total liabilities	$	320,068	$	67,622	$	20,629 $	7,925	$	416,244
Net investments in affiliates and joint ventures	$	34,383	$	13,392	$	35,140 $	1,777	$	84,692

As of December 31, 2025, current assets include contract assets of $1,591 for Nuna from variable consideration related to unapproved contract modifications (December 31, 2024 – $8,281). During the year ended December 31, 2025, Nuna settled one unapproved contract modification for $4,000 and recognized a loss of $4,296 upon this settlement.

Concurrent with the transaction disclosed in note 8 of these annual financial statements, Mikisew North American Limited Partnership ("MNALP"), completed the sale of 11 assets with the same external buyer. The consideration for this transaction comprised cash proceeds of $17,000 ($8,330 at the consolidated level) and the buyer's assumption of the outstanding financing obligations associated with the assets. As of December 31, 2025, the Company's proportionate share of other current assets and other current liabilities related to the assignment of leases associated with this transaction was $18,303 and $18,723, respectively. The transfer of these equipment financing obligations was completed on January 29, 2026, at which point the related balances were derecognized from the Company's financial statements.

Statements of Operations

Year ended December 31, 2025		Fargo[i]		MNALP		Nuna		Other entities		Total
Revenue	$	143,174	$	307,261	$	34,733	$	9,432	$	494,600
Gross (loss) profit		(12,311)		8,089		4,427		1,022		1,227
(Loss) income before taxes		(14,389)		5,253		(3,926)		712		(12,350)
Net (loss) income	$	(14,389)	$	5,253	$	(2,753)	$	558	$	(11,331)

Year ended December 31, 2024		Fargo[i]		MNALP		Nuna		Other entities		Total
Revenue	$	152,784	$	294,522	$	56,994	$	12,837	$	517,137
Gross profit		8,613		10,264		4,045		1,181		24,103
Income (loss) before taxes		10,150		7,347		(3,764)		938		14,671
Net income (loss)	$	10,150	$	7,347	$	(3,086)	$	888	$	15,299

[i] Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

During the year ended December 31, 2025, Nuna recognized a loss of $4,296 related to the settlement of a legacy claim. Additionally, Fargo recorded cumulative catch-up adjustments of $7,700 in 2025 Q2 and $12,918 in 2025 Q4 to reflect decreased forecasted project margins.

b) Related parties

The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

		December 31, 2025		December 31, 2024
Accounts receivable	$	66,899	$	73,928
Contract assets		5,668		2,619
Other assets		475		112
Accounts payable		4,187		12,660
Accrued liabilities		16,011		9,070

The Company enters into transactions with a number of its joint ventures and affiliates, primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions are conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2025 and 2024, revenue earned from these services was $571,176 and $560,037, respectively. The majority of services are completed through MNALP, which performs the role of contractor and, in turn, subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when the external customer is invoiced by MNALP and are settled when MNALP receives payment. At December 31, 2025, MNALP accounts receivable of $63,854 on its balance sheet (December 31, 2024 – $84,042).

11. Other assets

	Note		December 31, 2025		December 31, 2024
Deferred financing costs		$	3,790	$	4,845
Goodwill			535		520
Loans to affiliates and joint ventures			475		112
Derivative financial instruments	16(b)		—		3,952
Long-term prepaid expenses			398		416
		$	5,198	$	9,845

12. Income taxes

Income before income taxes is summarized below for the periods indicated:

Year ended December 31,		2025		2024 Restated Notes 2, 24
Canada	$	(3,710)	$	32,958
Foreign		60,184		27,011
Income before income taxes	$	56,474	$	59,969

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year ended December 31,		2025		2024 Restated Notes 2, 24
Current:				
Canada	$	8,773	$	2,837
Provincial		4,679		1,513
Foreign		(5,491)		(7,620)
Total current income tax expense (benefit)	$	7,961	$	(3,270)
Deferred:				
Canada		(8,137)		7,919
Provincial		(4,340)		4,224
Foreign		27,156		7,087
Total deferred income tax expense	$	14,679	$	19,230
Provision for income taxes	$	22,640	$	15,960

Cash taxes paid (net of refunds received) by jurisdiction for the periods indicated:

Year ended December 31,		2025		2024
Canada	$	4,674	$	911
Provincial		2,804		144
Foreign		2,864		9,671
Cash taxes paid	$	10,342	$	10,726

The following table reconciles income tax expense (recovery) computed by applying Canada's Statutory income tax rate against income (loss) before income taxes to the provision (recovery) for income taxes:

Year ended December 31,		2025			2024 Restated Notes 2, 24	
	$		%	$		%
Income before income taxes	$	56,474		$	59,969	
Equity loss (earnings) in affiliates and joint ventures		11,331			(15,299)	
Income subject to tax		67,805			44,670	
Canada statutory tax rate		15.0%			15.0%	
Expected tax		10,171			6,701	
Provincial income tax		97			5,317	
Foreign tax effects						
Australia:						
Foreign tax rate differential		11,698	20.7%		5,339	8.9%
Earnout adjustment		(646)	(1.1)%		(1,317)	(2.2)%
Non-deductible interest expense		795	1.4%		1,224	2.0%
Other		790	1.4%		(1,636)	(2.7)%
USA:						
Foreign tax rate differential		(372)	(0.7)%		115	0.2%
Other		744	1.3%		1,521	2.5%
Withholding tax		2,095	3.7%		1,476	2.5%
Stock-based compensation		1,098	1.9%		810	1.4%
Tax (recovery) expense on equity earnings in affiliates and joint ventures		(2,225)	(3.9)%		2,295	3.8%
Non-taxable portion of capital gain		(121)	(0.2)%		(110)	(0.2)%
Other adjustments		(1,484)	(2.6)%		(5,775)	(9.6)%
Provision for income taxes	$	22,640	40.1%	$	15,960	26.6%

The deferred tax assets and liabilities are summarized below:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Finance lease obligations	$ 28,810	$ 26,541
Non-capital and net capital loss carryforwards	21,044	13,740
Contingent obligations	3,550	17,200
Denied interest	3,323	2,632
Accrued liabilities	11,313	5,721
Stock-based compensation	3,652	5,542
Operating lease obligations	2,227	3,116
Derivative financial instruments	1,243	—
Acquisition costs	1,134	1,470
Other	8,818	4,419
	$ 85,114	$ 80,381
Deferred tax liabilities:		
Property, plant and equipment	$ 205,313	$ 179,581
Investments in affiliates and joint ventures	9,169	12,387
Contract assets	3,764	602
Operating lease right-of-use assets	2,522	3,002
Inventories	—	1,231
Deferred financing costs	734	1,114
Other	4,895	7,842
	$ 226,397	$ 205,759
Net deferred income tax liability	$ 141,283	$ 125,378

Classified as:

	December 31, 2025	December 31, 2024
Deferred tax asset	$ —	$ —
Deferred tax liability	(141,283)	(125,378)
	$ (141,283)	$ (125,378)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, Alberta provincial jurisdiction, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australian federal jurisdiction. The Company is engaged in various tax examinations in Canada. The CRA has completed its examination of our federal income tax returns through 2021. Tax years 2022 and 2023 remain open to examination by the CRA.

At December 31, 2025, the Company has non-capital loss carryforwards of $86,243, which expire as follows:

	December 31, 2025
2026	$ 3
2027	278
2030	1
2032	175
2033	9,095
2037	5
2039	29
2040	406
2041	3,569
2042	3,576
2043	3,398
2044	500
No expiry	65,208
	$ 86,243

Of the non-capital loss carryforwards with no expiry, $37,295 are in the US jurisdiction, and $27,913 are in the Australian jurisdiction. The rest are in the Canadian jurisdiction with the expiries listed above. There are no uncertain tax positions taken as at December 31, 2025.

13. Accrued liabilities

	Note	December 31, 2025	December 31, 2024 Restated Notes 2, 24
Payroll liabilities		$ 51,122	$ 43,355
Loans from affiliates and joint ventures		15,047	8,299
Accrued interest payable		7,033	1,982
Prepaid lease deposits		5,058	458
Income and other taxes payable		5,535	20,551
Dividends payable	17(d)	3,272	3,022
Current portion of DSU liabilities	21(c)	1,868	—
Other		373	343
		$ 89,308	$ 78,010

14. Long-term debt

	Note	December 31, 2025	December 31, 2024
Senior unsecured notes	14(a)	$ 350,000	$ —
Equipment financing	14(b)	309,238	253,639
Credit Facility	14(d)	174,156	395,844
Convertible debentures	14(e)	55,000	129,106
Mortgage	14(f)	26,742	27,600
Unamortized debt premium on senior secured notes	14(a)	3,587	—
Unamortized deferred financing costs	14(g)	(8,337)	(2,596)
		$ 910,386	$ 803,593
Less: current portion of long-term debt		(160,557)	(84,194)
		$ 749,829	$ 719,399

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2025, are: $160.5 million in 2026, $85.6 million in 2027, $237.3 million in 2028, $47.7 million in 2029 and $384.0 million in 2030 and thereafter.

a) Senior unsecured notes

On May 1, 2025, the Company completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, the Company completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the "Notes"). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.

The indenture governing the Notes (the "Indenture") contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.

In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.

Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after May 1, 2027, the

Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.

The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.

During the year ended December 31, 2025, the Company incurred financing costs of $8,949 relating to the issuance of the Notes. These costs were capitalized as deferred financing costs and are amortized on a straight-line basis over the contractual terms of the Notes, with the amortization recognized to interest expense.

b) Equipment financing

	Note	December 31, 2025	December 31, 2024
Financing obligations	8,14(c)	$ 225,294	$ 197,018
Finance lease obligations	9	81,444	54,558
Promissory notes		2,500	2,063
		$ 309,238	$ 253,639

Year ended December 31,		2025			2024	
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$ 109,531	$ (85,996)	$ 4,741	$ 114,930	$ (77,363)	$ (2,815)
Finance lease obligations	51,266	(25,076)	696	30,377	(28,860)	190
Promissory notes	2,374	(1,937)	—	—	(3,286)	—
	$ 163,171	$ (113,009)	$ 5,437	$ 145,307	$ (109,509)	$ (2,625)

c) Financing obligations

During the year ended December 31, 2025, the Company entered into $109,531 of new financing obligations. These obligations are secured by the corresponding property, plant and equipment and require monthly payments over the contract term. The annual interest rates on the new obligations ranged from 4.32% to 6.98%, with maturities extending through 2030.

During the year ended December 31, 2024, the Company entered into $114,930 of new financing obligations. These obligations are secured by the corresponding property, plant and equipment and require monthly payments over the contract term. The annual interest rates on the new obligations ranged from 5.56% to 7.92%, with maturities extending through 2029.

Subsequent to December 31, 2025, $17,305 recorded under the current portion of long-term debt relating to the financing obligations assignments were removed upon reassignment on January 29, 2026 (note 8).

d) Credit Facility

On May 1, 2025, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of $250.0 million AUD, totaling $528.9 million of lending capacity using the exchange rate in effect as at December 31, 2025. As at December 31, 2025, the Credit Facility had borrowings of $165.0 million under the Canadian dollar tranche and $10.0 million AUD under the Australian dollar tranche, for total borrowings of $174.2 million using the exchange rate in effect as at December 31, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, equipment financing to a limit of $400.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for equipment financing includes guarantees provided by the Company to certain joint ventures. During the year ended December 31, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded as deferred financing costs in other assets on the Consolidated Balance Sheets.

As at December 31, 2025, there was $32.5 million (December 31, 2024 – $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $322.3 million (December 31, 2024 – $92.7 million).

As at December 31, 2025, there was an additional $35.6 million in borrowing availability under finance lease obligations (December 31, 2024 – $86.7 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.

The Credit Facility has three financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2025, the Company was in compliance with its financial covenants.

- The first covenant is the Senior Debt to Bank EBITDA Ratio

  ○ "Senior Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) promissory notes; (iv) financing obligations; and (v) guarantees provided for joint ventures. For clarity, Senior Debt excludes vendor financing, convertible debentures and senior unsecured notes.

  ○ "Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.

  ○ The Senior Debt to Bank EBITDA Ratio must be no greater than 3.0:1.

- The second covenant is the Total Debt to Bank EBITDA Ratio.

  ○ "Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing; (vii) guarantees provided for joint ventures; and (viii) senior unsecured notes. For clarity, Total Debt excludes convertible debentures.

  ○ The Total Debt to Bank EBITDA Ratio must be less than or equal to 4.0:1.

- The third covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by cash Interest Expense.

  ○ "Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers' acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.

  ○ The Interest Coverage Ratio must be greater than 3.0:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers' acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Based on amounts drawn as at December 31, 2025, the weighted interest rate for the Credit Facility was 5.60% (December 31, 2024 – 6.74%). The Company is also subject to non-refundable standby fees of 0.40% to 0.75%, depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.

The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for Mikisew North American Limited Partnership ("MNALP"), an affiliate of the

Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2025, the Company has provided guarantees on this facility of $57.7 million (December 31, 2024 – $61.7 million). The Company is only liable for any shortfall that might exist in the event of a default if proceeds from the sale of the underlying assets are insufficient to cover amounts owing. At this time, there have been no instances or indication that payments will not be made by MNALP and, therefore, no liability has been recorded related to this guarantee. As at December 31, 2025, $37.6 million of the balance of these guarantees was included in the consideration receivable related to the divestiture of the Caterpillar 797 (400-ton) haul trucks and were reassigned on January 29, 2026.

e) Convertible debentures

	December 31, 2025	December 31, 2024
5.50% convertible debentures	$ —	$ 74,106
5.00% convertible debentures	55,000	55,000
	$ 55,000	$ 129,106

On January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025, and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.

The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. The remaining unamortized deferred financing costs on the debentures is $80.

f) Mortgage

The mortgage has a maturity date of November 1, 2046, and bears variable interest at a floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.

g) Deferred financing costs

	December 31, 2025	December 31, 2024
Cost	$ 11,751	$ 6,336
Accumulated amortization	3,414	3,740
	$ 8,337	$ 2,596

15. Other long-term obligations

	Note	December 31, 2025	December 31, 2024
DSU liabilities	21(c)	$ 14,012	$ 24,096
Derivative financial instrument	16(b)	5,402	—
Long-term contract liabilities	6(b)	1,836	19,027
Other		1,357	1,588
		$ 22,607	$ 44,711

16. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis, are used to determine the fair value of the Company's financial instruments. All methods of fair value measurement result in a general approximation of fair value.

The fair values of the Company's cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2025		December 31, 2024	
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	353,587	360,062	—	—
Financing obligations	Level 2	225,294	224,003	197,018	196,240
Convertible debentures	Level 1	55,000	55,330	129,106	168,949
Mortgage	Level 2	26,742	24,194	27,600	23,993

The Company classifies contingent obligations related to contingent consideration on the MacKellar acquisition, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.

The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The determination of the fair value of the contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/-10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $4,583 decrease to a $4,583 increase on the fair value as at December 31, 2025. During the year ended December 31, 2025, there has been no change in the valuation approach or technique.

Reconciliation of Level 3 recurring fair value measurements:

	December 31, 2025	December 31, 2024
Balance, beginning of period	$ 127,866	$ 115,857
Changes in fair value recognized in earnings	(26,909)	53,206
Changes in foreign exchange rates	2,677	(1,508)
Payments	(40,181)	(39,689)
Balance, end of the period	$ 63,453	$ 127,866

Changes in the fair value of the contingent obligation are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the year ended December 31, 2025, reflect a downward adjustment to forecasted performance, offset by interest accretion of the period.

b) Swap agreement

On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the year ended

December 31, 2025, the Company recognized an unrealized loss of $9,354 on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of 26.73, and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2025, was $19.76, resulting in a fair value of $5,402 being recorded to other long-term obligations (note 15) on the Consolidated Balance Sheets (December 31, 2024 – $3,952 in other assets (note 11)). The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.

During the year ended December 31, 2024, the Company realized a gain of $229 from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.

c) Risk management

The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities.

The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has mitigated this risk through diversification of its operations, primarily through investments in joint ventures and recent Australian acquisitions.

d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $322.3 million on the Credit Facility (December 31, 2024 – $92.7 million) and an additional $35.6 million in borrowing availability under finance lease obligations (December 31, 2024 – $86.7 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.

e) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company's financial assets and liabilities held, non-trading physical assets and contract portfolios. International projects can expose the Company to risks beyond those typical for its activities in its home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the Company's control, including the duration and severity of the impact of global economic downturns.

While U.S. tariffs on Canadian goods and energy do not directly affect the Company, potential Canadian retaliatory measures could increase the cost of heavy equipment parts and components. The Company would seek to mitigate these impacts through alternative sourcing or contractual cost pass-throughs, though recovery may be delayed due to contract mechanisms normally being triggered by increases in price indexes rather than direct price increases. Tariffs or related measures could also reduce customer spending or result in delayed or cancelled projects, which could have a material adverse effect on our future earnings and financial position.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. The Company also mitigates these risks through specific contract provisions, insurance coverage and financial instruments where applicable.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company is exposed to foreign exchange risk due to a portion of its operations occurring in currencies other than the Canadian dollar (CAD), primarily the Australian dollar (AUD) and U.S. dollar (USD). Fluctuations in exchange rates may impact the Company's consolidated financial results, including the Consolidated Statements of Operations and Comprehensive Income and the translation of the Consolidated Balance Sheet.

The Company also incurs foreign exchange risk through transactions in non-CAD currencies, including purchases of equipment, spare parts, and certain general and administrative goods and services. These exposures are generally short-term, and past exchange rate fluctuations have not had a material impact. When considered significant, the Company may mitigate exposure by transacting in CAD, AUD, or USD. Additionally, the Company's Credit Facility allows borrowings in both CAD and AUD, providing flexibility to manage currency exposure related to these transactions.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company's Credit Facility, varies as market interest rates change. At December 31, 2025, the Company held $174.2 million of floating rate debt pertaining to its Credit Facility (December 31, 2024 – $395.8 million). As at December 31, 2025, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $1.7 million corresponding change in annual interest expense.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company's debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

f) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is exposed to credit risk through its accounts receivable and contract assets as a significant portion of revenue is derived from a small group of customers. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities. The credit worthiness of new customers is subject to review by management through consideration of type of customer and the size of the contract. The Company has also mitigated risk through diversification of its operations through investments in joint ventures and acquisitions. Joint ventures are accounted for using the equity method and therefore the Company's share of revenues, accounts receivable and contract assets are not included in the tables below.

Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the tables below.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2025	2024
Customer A	27%	27%
Customer B	20%	25%
Customer C	11%	9%
Customer D	10%	11%

Customer A relates to the Heavy Equipment – Australia segment. All remaining significant customers that exceed 10% of revenue in 2025 and 2024 fall under the Heavy Equipment – Canada segment.

The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2025	December 31, 2024
Customer 1	20%	20%
Customer 2	14%	23%
Customer 3	11%	7%

Customer 1 relates to the Heavy Equipment – Australia segment. All remaining significant customers that exceed 10% of accounts receivable and contract assets in 2025 and 2024 fall under the Heavy Equipment – Canada segment.

The Company's exposure to credit risk for accounts receivable and contract assets is as follows:

		December 31, 2025		December 31, 2024
Trade accounts receivable	$	51,717	$	69,411
Holdbacks		3,184		791
Accrued trade receivables		63,199		71,933
Contract receivables, included in accounts receivable	$	118,100	$	142,135
Other receivables		30,828		23,935
Total accounts receivable	$	148,928	$	166,070
Contract assets		30,472		4,135
	$	179,400	$	170,205

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2025, and December 31, 2024, trade receivables and holdbacks are aged as follows:

		December 31, 2025		December 31, 2024
Not past due	$	50,800	$	61,443
Past due 1-30 days		1,451		7,547
Past due 31-60 days		1,459		521
More than 61 days		1,191		691
	$	54,901	$	70,202

As at December 31, 2025, the Company has recorded an allowance for credit losses of $nil (December 31, 2024 – $nil).

17. Shares

a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Issued upon conversion of convertible debentures	26,576	—	26,576
Retired through share purchase program	(149,408)	—	(149,408)
Purchase of treasury shares	—	(15,641)	(15,641)
Settlement of certain equity classified stock-based compensation	—	105,500	105,500
Issued and outstanding at December 31, 2024	27,704,450	(1,000,328)	26,704,122
Issued upon conversion of convertible debentures (note 14(e))	3,002,231	—	3,002,231
Retired through share purchase program	(1,885,200)	—	(1,885,200)
Purchase of treasury shares	—	(12,604)	(12,604)
Settlement of certain equity classified stock-based compensation	—	141,688	141,688
Issued and outstanding at December 31, 2025	28,821,481	(871,244)	27,950,237

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2025, the Company withheld the cash equivalent of 120,245 shares for $2,796 to satisfy the recipient tax withholding requirements (year ended December 31, 2024 – 76,542 shares for $2,019).

b) Net income per share

Year ended December 31,	2025	2024 Restated Notes 2, 24
Net income	$ 33,834	$ 44,009
Interest from Convertible Debentures (after tax)	2,977	5,998
Diluted net income available to common shareholders	$ 36,811	$ 50,007
Weighted-average number of common shares	28,657,472	26,772,113
Weighted-average effect of dilutive securities		
Dilutive effect of treasury shares	950,588	1,048,551
Dilutive effect of 5.00% convertible debentures	2,198,241	2,174,773
Dilutive effect of 5.50% convertible debentures	459,828	3,058,440
Weighted-average number of diluted common shares	32,266,129	33,053,877
Basic net income per share	$ 1.18	$ 1.64
Diluted net income per share	$ 1.14	$ 1.51

For the years ended December 31, 2025, and December 31, 2024, all securities were dilutive.

c) Share purchase program

On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the year ended December 31, 2025, the Company purchased and subsequently cancelled 253,058 shares under this NCIB, which resulted in a decrease to common shares of $2,282 and a decrease to additional paid-in capital of $2,586. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB's expiry on November 19, 2026.

Subsequent to the year ended December 31, 2025, as of March 6, 2026, the Company purchased and subsequently cancelled 407,616 shares under this NCIB, which resulted in a decrease of common shares of $3,655 and an increase to additional paid-in capital of $4,809.

During the year ended December 31, 2025, the Company completed a NCIB which commenced on November 4, 2024. This NCIB was completed on November 3, 2025, at which point the Company purchased and cancelled a total of 1,781,550 common shares (85%) under this NCIB, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2024	February 20, 2024	$ 0.10	March 8, 2024	April 5, 2024	$ 2,673
Q2 2024	April 30, 2024	$ 0.10	May 31, 2024	July 5, 2024	$ 2,673
Q3 2024	July 31, 2024	$ 0.10	August 30, 2024	October 4, 2024	$ 2,624
Q4 2024	October 29, 2024	$ 0.12	November 27, 2024	January 5, 2025	$ 3,022
Q1 2025	February 24, 2025	$ 0.12	March 13, 2025	April 9, 2025	$ 3,557
Q2 2025	May 14, 2025	$ 0.12	June 4, 2025	July 11, 2025	$ 3,429
Q3 2025	August 12, 2025	$ 0.12	August 29, 2025	October 3, 2025	$ 3,384
Q4 2025	November 10, 2025	$ 0.12	November 26, 2025	January 9, 2026	$ 3,272

18. Segmented information

a) General information

The Company provides a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors within Australia, Canada, and the United States. A significant portion of services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.

The Company's reportable segments are Heavy Equipment – Canada, Heavy Equipment – Australia, and Other. Heavy Equipment – Canada and Heavy Equipment – Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes mine management contract work in the United States, external maintenance and rebuild programs and equity method investments.

Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.

b) Results by reportable segment

Year ended December 31, 2025	Heavy Equipment – Australia	Heavy Equipment – Canada	Other	Eliminations	Total
Revenue from external customers	$ 689,899	$ 579,117	$ 14,766	$ —	$1,283,782
Revenue from intersegment transactions	332	—	6,580	(6,403)	509
Cost of sales	488,414	407,922	14,734	(6,295)	904,775
Depreciation expense	86,720	132,610	—	(2,098)	217,232
Segment gross profits	115,097	38,585	6,612	1,990	162,284
Purchase of property, plant and equipment	209,057	72,038	—	—	281,095

Year ended December 31, 2024 *Restated* *Notes 2, 24*	Heavy Equipment – Australia	Heavy Equipment – Canada	Other	Eliminations	Total
Revenue from external customers	$ 590,901	$ 555,301	$ 19,457	$ —	$1,165,659
Revenue from intersegment transactions	—	—	27,742	(27,614)	128
Cost of sales	393,688	366,408	37,306	(26,602)	770,800
Depreciation expense	64,991	121,511	—	(1,497)	185,005
Segment gross profits	132,222	67,382	9,893	485	209,982
Purchase of property, plant and equipment	195,890	107,866	—	—	303,756

Revenue from intersegment transactions includes transactions with the Company's joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets

	December 31, 2025	December 31, 2024 *Restated* *Notes 2, 24*
Heavy Equipment – Australia	$ 1,216,293	$ 987,634
Heavy Equipment – Canada	1,225,651	1,142,414
Other	318,084	343,690
Eliminations	(940,275)	(779,238)
	$ 1,819,753	$ 1,694,500

c) Reconciliation

Income before income taxes

Year ended December 31,	2025		2024 *Restated* *Notes 2, 24*
Total gross profit for reportable segments	$ 162,284	$	209,982
Less: unallocated corporate items:			
General and administrative costs	50,326		54,560
Amortization of intangible assets	1,955		1,391
Loss on disposal of property, plant and equipment	822		767
Equity loss (earnings) in affiliates and joint ventures	11,331		(15,299)
Interest expense	58,931		59,340
Change in fair value of contingent obligations	(26,909)		53,206
Loss (gain) on derivative financial instruments	9,354		(3,952)
Income before income taxes	$ 56,474	$	59,969

d) Geographic information

Revenue

	2025		2024
Australia	$ 689,986	$	590,901
Canada	588,859		566,669
United States	5,446		8,217
	$ 1,284,291	$	1,165,787

Revenue from external customers is attributed to countries on the basis of the customer's location.

Long lived assets

	2025		2024
Australia	$ 729,993	$	584,363
Canada	657,124		699,979
	$ 1,387,117	$	1,284,342

Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

19. Cost of sales

Year ended December 31,	2025		2024 *Restated* *Notes 2, 24*
Salaries, wages and benefits	$ 390,209	$	342,693
Repair parts and consumable supplies	218,500		209,917
Subcontractor services	194,392		107,636
Equipment and component sales	51,812		46,317
Third-party equipment rentals	25,617		29,524
Fuel	9,451		13,410
Other	14,794		21,303
	$ 904,775	$	770,800

20. Interest expense, net

Year ended December 31,	2025	2024
Credit Facility	$ 19,470	$ 30,183
Equipment financing	17,898	14,981
Senior unsecured notes	13,549	—
Convertible debentures	3,361	6,874
Interest on customer supply chain financing	—	2,539
Mortgage	923	951
Amortization of debt premium on senior secured notes	(163)	—
Amortization of deferred financing costs	2,948	3,000
Interest expense	57,986	58,528
Other interest expense, net	945	812
	$ 58,931	$ 59,340

21. Stock-based compensation

Stock-based compensation expenses (benefits) included in general and administrative expenses are as follows:

Year ended December 31,	Note	2025	2024
Restricted share unit plan	21(a)	$ 4,247	$ 3,470
Performance restricted share unit plan	21(b)	3,537	2,501
Deferred stock unit plan	21(c)	(8,216)	2,735
		$ (432)	$ 8,706

a) Restricted share unit plan

Restricted Share Units ("RSUs") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2023	465,306	23.04
Granted	201,389	26.60
Vested	(120,109)	20.14
Forfeited	(17,100)	27.70
Outstanding at December 31, 2024	529,486	24.86
Granted	245,149	20.90
Vested	(161,729)	21.88
Forfeited	(40,627)	26.10
Outstanding at December 31, 2025	572,279	25.78

At December 31, 2025, there were approximately $7,032 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2024 – $6,549) and these costs are expected to be recognized over the weighted-average remaining vesting term of the RSUs of 1.6 years (December 31, 2024 – 1.6 years). During the year ended December 31, 2025, 161,729 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2024 – 120,109 units vested and settled).

b) Performance restricted share unit plan

Performance Restricted Share Units ("PSUs") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2023	319,688	19.32
Granted	204,303	26.32
Vested	(61,935)	20.14
Forfeited	(50,674)	20.14
Outstanding at December 31, 2024	411,382	22.57
Granted	**259,512**	**22.29**
Vested	**(115,346)**	**21.98**
Forfeited	**(37,213)**	**23.87**
Outstanding at December 31, 2025	**518,335**	**22.47**

At December 31, 2025, there were approximately $6,943 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2024 – $5,141) and these costs are expected to be recognized over the weighted-average remaining vesting term of the PSUs of 1.8 years (December 31, 2024 – 1.7 years). During the year ended December 31, 2025, 115,346 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 0.95 common shares per PSU based on performance against grant date criteria (December 31, 2024 – 61,935 units at a factor of 0.55 vested and settled).

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2025, and 2024 using a Monte Carlo simulation with the following assumptions:

	2025	2024
Risk-free interest rate	**2.62%**	3.83%
Expected volatility	**37.10%**	36.50%

c) Deferred stock unit plan

Prior to January 1, 2021, under the Company's shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short-term incentive plan compensation in the form of DSUs.

The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

	Number of units
Outstanding at December 31, 2023	765,636
Granted	35,945
Outstanding at December 31, 2024	801,581
Granted	**31,558**
Outstanding at December 31, 2025	**833,139**

At December 31, 2025, the fair market value of these units was $19.06 per unit (December 31, 2024 – $30.06 per unit). At December 31, 2025, the current portion of DSU liabilities of $1,868 was included in accrued liabilities (December 31, 2024 – $nil) and the long-term portion of DSU liabilities of $14,012 was included in other long-term obligations (December 31, 2024 – $24,096) in the Consolidated Balance Sheets. During the year ended December 31, 2025, there were nil units redeemed (December 31, 2024 – nil units were redeemed and settled in cash for $nil). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

22. Other information

a) Supplemental cash flow information

Year ended December 31,	2025	2024
Cash paid during the year for:		
Interest	$ 67,150	$64,478
Income taxes – Canada	7,478	1,055
Income taxes – Foreign	2,864	14,860
Cash received during the year for:		
Interest	493	498
Income taxes – Foreign	—	5,189
Non-cash transactions:		
Addition of property, plant and equipment by means of finance leases	51,266	14,157
Addition of property, plant and equipment by means of asset swap (note 8)	34,000	—
Increase in assets held for sale, offset by property, plant and equipment	55,324	11,878
Non-cash working capital exclusions:		
Increase in contract assets related to financing lease assignments (note 8)	16,564	—
Decrease in inventory related to asset swap (note 8)	(3,834)	—
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	(4,015)
Net (increase) decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	(6,748)	3,088
Net increase in accrued liabilities related to the current portion of deferred stock unit liability	(1,868)	—
Net (increase) decrease in accrued liabilities related to taxes payable	(280)	102
Net increase in accrued liabilities related to dividend payable	(250)	(348)
Non-cash working capital transactions related to buyout of BNA Remanufacturing Ltd.		
Increase in accounts receivable	—	858
Increase in contract assets	—	498
Increase in inventory	—	4,605
Increase in accounts payable	—	(133)
Increase in accrued liabilities	—	(543)
Non-cash working capital inclusions:		
Net decrease (increase) in long-term prepaid expenses currently classified as other assets	18	(316)
Net increase in long-term payroll accrued liabilities currently classified as other long-term obligations	1,995	1,258
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	(17,191)	2,913
Non-cash working capital movement from change in foreign exchange rates		
Increase (decrease) in accounts receivable	2,037	(732)
Increase (decrease) in contract assets	66	(564)
Increase (decrease) in inventory	224	(304)
Increase (decrease) in prepaid expenses	109	(37)
(Increase) decrease in accounts payable	(2,633)	3,325
(Increase) decrease in accrued liabilities	(1,270)	342
Increase in contract liabilities	(55)	—

b) Net change in non-cash working capital

The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2025	2024 *Restated* *Notes 2, 24*
Operating activities:		
Accounts receivable	$ 19,179	$ (72,104)
Contract assets	(9,707)	30,826
Inventories	(10,243)	236
Prepaid expenses and deposits	878	(579)
Accounts payable	(11,329)	(32,248)
Accrued liabilities	2,877	9,684
Contract liabilities	3,658	4,798
	$ (4,687)	$ (59,387)

23. Contingencies

During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

24. Change in significant accounting policy – Classification of heavy equipment tires

The following tables summarize the effect of the change in accounting policy (note 2(a)(i)) on the Consolidated Balance Sheets as at December 31, 2025, and 2024, and the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2025, and 2024:

	December 31, 2025			December 31, 2024		
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Inventories	$ 84,607	$ (8,947)	$ 75,660	$ 74,081	$ (5,054)	$ 69,027
Property, plant and equipment	1,353,797	5,055	1,358,852	1,246,584	5,290	1,251,874
Investments in affiliates and joint ventures	$ 70,143	$ 273	$ 70,416	$ 84,692	$ —	$ 84,692
Total assets	$ 1,823,372	$ (3,619)	$ 1,819,753	$ 1,694,264	$ 236	$ 1,694,500
Accrued liabilities	$ 90,139	$ (831)	$ 89,308	$ 77,908	$ 102	$ 78,010
Total liabilities	1,363,963	(831)	1,363,132	1,305,362	102	1,305,464
Retained earnings	179,251	(2,788)	176,463	156,125	146	156,271
Accumulated other comprehensive income	9,387	—	9,387	(1,090)	(12)	(1,102)
Shareholders' equity	459,409	(2,788)	456,621	388,902	134	389,036
Total liabilities and shareholders' equity	$ 1,823,372	$ (3,619)	$ 1,819,753	$ 1,694,264	$ 236	$ 1,694,500

	Year ended December 31, 2025			Year ended December 31, 2024		
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Cost of sales	$ 919,726	$ (14,951)	$ 904,775	$ 789,056	$ (18,256)	$ 770,800
Depreciation	201,773	15,459	217,232	166,683	18,322	185,005
Gross profit	$ 162,792	$ (508)	$ 162,284	$ 210,048	$ (66)	$ 209,982
Loss (gain) on disposal of property, plant and equipment	(2,836)	3,658	822	767	—	767
Equity loss (earnings) in affiliates and joint ventures	11,604	(273)	11,331	(15,299)	—	(15,299)
Current income tax expense	8,843	(882)	7,961	(3,280)	10	(3,270)
Net income	$ 36,845	$ (3,011)	$ 33,834	$ 44,085	$ (76)	$ 44,009
Other comprehensive income	(10,489)	—	(10,489)	683	12	695
Comprehensive income	$ 47,334	$ (3,011)	$ 44,323	$ 43,402	$ (88)	$ 43,314
Basic net income per share	$ 1.29	$ (0.11)	$ 1.18	$ 1.65	$ (0.01)	$ 1.64

25. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

26. Subsequent event

On December 18, 2025, the Company entered into a Share Purchase Agreement (the "IMC Purchase Agreement") to acquire 100% of the voting shares and business of DCL Corp Pty Ltd and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting ("IMC"), a privately owned Western Australia diversified mining services contractor.

Pursuant to the IMC Purchase Agreement, IMC shareholders will receive upfront cash consideration determined based on a formula leveraging IMC's equity book value, subject to certain post-closing adjustments, as well as deferred consideration in the form of a seller takeback financing payable, and contingent consideration.

The acquisition is valued at approximately $125 million in Canadian dollars. The estimated upfront payment of approximately $40 million will be funded by the Company's existing revolving credit facility. In addition, NACG plans to assume secured equipment financing of $45 million. The remaining $40 million of consideration will be settled through structured earn-out and deferred payment mechanisms payable to the vendors over the next four years.

The transaction is subject to customary closing conditions, including approval by the Australian Competition and Consumer Commission under section 51ABX of the Competition and Consumer Act 2010. The transaction is expected to close early in the second quarter of 2026. The estimate of the financial effect, including the fair value of consideration transferred and the allocation to the acquired assets and assumed liabilities, is pending on the closing date and a formal valuation process. The preliminary purchase price allocation will be determined following the closing date.

The acquisition of IMC is a strategic extension of the Company's client base into the Western Australia market, with a strong commodity market presence including base metals, precious metals and critical and rare earth minerals.

In 2025, the Company incurred $475 of acquisition-related costs for this acquisition. These expenses are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2025. To date, the Company has incurred an additional $322 of acquisition-related costs subsequent to December 31, 2025.

Corporate Information

Corporate Headquarters

27287-100 Avenue
Acheson, Alberta T7X 6H8
Phone: 780.960.7171
Fax: 780.969.5599

Auditors

KPMG LLP
Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP
Houston, Texas
Fasken Martineau DuMoulin LLP
Toronto, Ontario

Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Investor Information

Investor Relations

Jason Veenstra
Phone: 780.960.7171
Fax: 780.969.5599
Email: IR@nacg.ca
Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of
North American Construction Group Ltd.
will be held:

Wednesday, May 20, 2026
3:00 PM
North American Construction Group
27287-100 Avenue
Acheson, Alberta




Everyone
Gets Home Safe
ST36

NORTH AMERICAN
CONSTRUCTION GROUP

www.nacg.ca